The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on January 31, 2020

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

KENONGWO GROUP US, INC.

(Exact name of registrant as specified in its charter)

Nevada	2870	37-1914208
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Yangjia Group, Xiaobu Town

Yuanzhou District, Yichun City

Jiangxi Province, China 336000

+86-400-915-2178

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jianjun Zhong, President

Yangjia Group, Xiaobu Town

Yuanzhou District, Yichun City

Jiangxi Province, China 336000

+86-400-915-2178

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Elizabeth Fei Chen, Esq.

Pryor Cashman LLP
7 Times Square
New York, NY 10036
(212) 326-0199

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1) (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.0001 par value	2,617,893	$0.10	$261,789	$33.98

(1)	Pursuant to Rule 416 under the Securities Act, the shares of common stock offered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(2)	This registration statement covers the resale by the selling stockholders of the registrant of up to 2,617,893 shares of common stock previously issued to the selling stockholders as named in the prospectus.

(3)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION,

PRELIMINARY PROSPECTUS DATED [    ], 2020

Kenongwo Group US, Inc.

2,617,893 Shares of Common Stock

This prospectus relates to the registration and resale of up to 2,617,893 shares of our common stock, par value $0.0001 per share, by the selling stockholders named in this prospectus.

We will pay all expenses of registering the shares of common stock. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

There has been no market for our securities and a public market may never develop, or, if any market does develop, it may not be sustained. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of the registration statement relating to this prospectus, we hope to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the OTC QB tier under the OTC Markets Group (“OTC Markets”). To be eligible for quotation, issuers must remain current in their quarterly and annual filings with the SEC. If we are not able to pay the expenses associated with our reporting obligations we will not be able to apply for quotation on the OTC Markets or other quotation service. We do not yet have a market maker who has agreed to file such application. There can be no assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information or to make any representations about us, the securities being offered pursuant to this prospectus or any other matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus. This prospectus will be updated and made available for delivery to the extent required by the federal securities laws.

This investment involves a high degree of risk. You should purchase shares of common stock only if you can afford a complete loss. See “Risk Factors” beginning on page 3 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS ______________

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements. Unless the context otherwise requires, references contained in this prospectus to the “Company,” “we,” “us,” or “our” refers to Kenongwo Group US, Inc. and its subsidiaries.

Kenongwo Group US, Inc. (“we”, “us”, or the “Company”) is an early stage company focused on the development, manufacture and commercialization of bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers through its subsidiary, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo”), a company incorporated under the laws of the People’s Republic of China (the “PRC”).

Company Overview

The Company was incorporated in the State of Nevada on October 17, 2018. On January 1, 2019, we acquired all of the issued and outstanding shares of Jiangxi Kenongwo pursuant to certain share transfer agreements with two former shareholders of Jiangxi Kenongwo (the “Share Transfer”). The Share Transfer was completed on January 9, 2019. As a result of the completion of the Share Transfer, Jiangxi Kenongwo became our wholly-owned subsidiary.

We primarily engage in studying, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the PRC.

The main raw materials that are used in our organic fertilizers include bamboo charcoal, bamboo vinegar, rapeseed dregs and organic selenium. Bamboo charcoal is carbonized from bamboo and it is an excellent fertilizer carrier that can slowly release the fertilizer substance and at the same time reduce the pollution in the soil. Bamboo vinegar is a liquid obtained by condensing the water volatile organics in Moso bamboo, which is released during the high temperature pyrolysis through our patented technology. Fermented rapeseed dregs are the component of organic materials, which can significantly impact the quality of soil. Selenium is an essential trace mineral that is important for many bodily processes. By adding organic selenium into our fertilizers and applying them to the crops, selenium can be well absorbed and converted, making the final agricultural products rich of selenium. Our fertilizers also provide optimum levels of primary plant nutrients which including multi-minerals, proteins and carbohydrates that promote the healthiest soils capable of growing the healthy crops and vegetables. It can effectively reduce the use of chemical fertilizers and pesticides as well as reduce the penetration of large chemical fertilizers and pesticides into the soil and thus avoid water pollution. Therefore, our fertilizer can effectively improve fertility of soil, and the quality and safety of agricultural products.

We generated our revenue from the sales of our organic fertilizers. We currently have one integrated factory covering a land area of 143,590 square feet in Yichun City, Jiangxi Province, PRC to produce our organic fertilizers, which has been in operations since 2017. We plan to expand our production capacity and build an automatic and standardized production line.

We believe that our brand reputation and ability to tailor our products to meet the requirements of various regions of the PRC affords us a competitive advantage. We purchase the majority of our raw materials from suppliers located in the PRC and use suppliers that are located in close proximity to our manufacturing facilities, which helps us to control our cost of revenue.

China is the principal market for our products, which are primarily sold to farmers through distributors in over ten provinces in China, including Jiangxi, Hunan, Hubei, Fujian, Jiangsu, Shanghai, Zhejiang, Sichuan, Chongqing, Guangdong, Hainan, Xinjiang, Guizhou and Guangxi provinces.

We have not applied to register the shares in any state. An exemption from registration will be relied upon in the states where the shares are distributed and may only be traded in such jurisdictions after compliance with applicable securities laws. There can be no assurances that the shares will be eligible for sale or resale in such jurisdictions. We may apply to register the shares in several states for secondary trading; however, we are under no requirement to do so.

Debt-to-Equity Conversion

On September 5, 2019, the Company agreed to issue an aggregate of 2,887,893 shares of the common stock to 17 creditors to covert a debt of RMB716,161 (approximately $104,273) owed to such creditors by Jiangxi Kenongwo pursuant to certain debt-to-equity conversion agreements entered into by and among the Company, Jiangxi Kenongwo and such creditors. The issuance of our common stock is in reliance upon the exemption under Regulation S of the Securities Act.

Equity Financing

On October 16, 2019, the Company agreed to issue an aggregate of 606,922 shares of the common stock to a total of 41 investors for an aggregate purchase price of RMB 418,166 (approximately $60,692) in a private placement. The issuance of our common stock is in reliance upon the exemption under Regulation S of the Securities Act.

THE OFFERING

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 2,617,893 shares of common stock. The selling stockholders may sell their shares of common stock from time to time at $0.10 per share until the shares are quoted on the OTC Markets, and thereafter at prevailing market prices. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Common stock offered by the selling stockholders	Up to 2,617,893 shares

Determination of the Offering Price	The offering price of $0.10 per share has been and in the future may be arbitrarily determined by the selling stockholders based on estimates of the price that purchasers of speculative securities, such as the shares, will be willing to pay considering the nature and capital structure of our company, the experience of our officers and directors and the market conditions for the sale of equity securities in similar companies. For purposes of calculating the registration fee for the common stock included in this prospectus, we have used an estimated public offering price of $0.10 per share. We can offer no assurances that the $0.10 price bears any relation to the value of the shares as of the date of this prospectus.

Use of Proceeds	We will not receive any of the proceeds from the sale of the common stock by the selling stockholders named in this prospectus.

RISK FACTORS

An investment in our shares of common stock involves a high degree of risk. Before deciding whether to invest in our shares of common stock, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our shares of common stock to decline, resulting in a loss of all or part of your investment. The risks described below and in the sections referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our shares of common stock if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

Our fertilizer business is seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of fertilizer products is partially dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. As we increase our sales in our current markets and expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business.

Disruptions may lead to delays in harvesting or planting by growers which can result in pushing orders to a future quarter, which could negatively affect results for the quarter in question and cause fluctuations in our operating results. Seasonal variations may be especially pronounced because our product lines are mainly sold in China. Planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly sales.

The overall level of seasonality in our business is difficult to evaluate as a result of our relatively early stage of development, our limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new products. It is possible that our business may be more seasonal or experience seasonality in different periods than anticipated. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our commercial technology or products and the fiscal or quarterly budget cycles of our direct customers, distributors, licensees and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

Competition in fertilizer and agricultural industrial products is intense and requires continuous technological development.

We currently face significant direct and indirect competition in the markets in which we operate. The markets for fertilizers are intensely competitive and rapidly changing. Many companies engage in the development of fertilizers, and speed in commercializing a new product can be a significant competitive advantage.

In most segments of the fertilizer markets, the number of products available to end customers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our seed traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

Although we believe we have strong competence in the current market, our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors in the future, which will prevent or limit our ability to generate revenues from the commercialization of our technology. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

If we are unable to compete successfully with our competitors, our financial condition and results of operations may be harmed.

We encounter intense competition in each of our business segments on a national, regional and local level. Competition in the industry is primarily based on quality of services, brand name recognition, geographic coverage and range of services. New and existing competitors may offer competitive rates, greater convenience or superior services, which could attract customers away from us, resulting in lower revenues for our operations. Competition among fertilizer companies may cause a decrease in price of sales to attract or retain talented employees.

We do not have multinational competitors. Due to the high price of organic fertilizers from other countries, China has little organic fertilizer imports. The fertilizers produced by international fertilizer companies entering the Chinese organic fertilizer market are mainly special functional fertilizers such as foliar fertilizers. These functional fertilizers are not sold well in the domestic market due to high price.

Some of our competitors may have a broader national presence than us and may have a more established branding recognition than us in major markets, and also may have more financial or other resources than us. Others may have smaller aggregate businesses than us, but may be more established and have greater market presence and brand name recognition on a local or regional basis. We are also subject to competition from other large national and international companies. These companies may have more financial or other resources than us. If we fail to compete effectively, our business operations and financial condition will suffer.

The loss of any of our key suppliers and/or customers could have a materially adverse effect on our results of operations.

We consider our major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended December 31, 2018, over 50% of our supplies came from three key supplies with the two supplying over 20% each. Although we believe that we can locate replacement suppliers readily on the market for prevailing prices and that we may not have significant difficulty replacing a given supplier, any difficulty in replacing such a supplier could adversely affect our company’s performance to the extent it results in higher prices, slower supply chain and ultimately less desirable results of operations.

In addition, for the year ended December 31, 2018, three key customers accounted for a total of over 30% of our revenues. There can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Our product development cycle is lengthy and uncertain and we may never generate revenues or earn revenues on the sale of our products currently in development.

The research and development in the crop productivity and agriculture biotech industries is expensive, complex, prolonged and uncertain. We may spend many years and dedicate significant financial and other resources developing products that may never generate revenues or come to market. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

●	our products will fail to perform as expected in the field;

●	our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

●	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our products no longer desirable;

●	our competitors develop new products that have other more appealing characteristics than our products;

●	our products will be viewed as too expensive by food companies or growers as compared to competitive products;

●	our products will be difficult to produce on a large scale or will not be economical to grow;

●	intellectual property and other proprietary rights of third parties will prevent us, our research and development partners, or our licensees from marketing and selling our products;

●	we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;

●	we or the customers that we sell our products to may be unable to fully develop or commercialize our products in a timely manner or at all; and

●	third parties may develop superior or equivalent products.

We intend to continue to invest in research and development including additional and expanded field testing to validate potential products in real world conditions. Because of the long product development cycle and the complexities and uncertainties associated with biotech and agricultural industrial technologies, there can be no assurance that we will ever generate significant revenues from the technologies or products that we are currently developing without significant delay, without the incurrence of unanticipated costs or at all.

We depend on our key personnel and research employees and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, mathematics programming and other subjects relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our market leadership in agricultural biotech industry in China. Maintaining our ability to attract highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

We have a limited operating history in our market, which makes it difficult to evaluate our future prospects.

We started engaging in our business in the last few years and have limited revenues to date. As our business develops or in response to competition, we may continue to introduce new products and services or make adjustments to our existing offerings and business model. In connection with the introduction of new products or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans facilitated by our companies, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects. The risks and challenges we encounter or may encounter in this developing and rapidly evolving market may have impacts on our business and prospects. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the base of borrowers and lenders;

●	broaden our loan product offerings;

●	enhance our risk management capabilities;

●	improve our operational efficiency;

●	cultivate a vibrant consumer finance ecosystem;

●	maintain the security of our IT infrastructure and the confidentiality of the information provided and utilized across our platform;

●	attract, retain and motivate talented employees; and

●	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential borrowers and lenders about the value of our services, if the market for our services does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

The loss of any of our key customers could reduce our revenues and our profitability.

For the year ended December 31, 2018, purchases from three customers consisted more than 30% of our revenue. As the majority of our revenues are driven by individual orders for fertilizer products, there can be no assurance that we will maintain or improve the relationships with customers who does not have long-term contracts with us. Our major customers often change each period based on when a given order is placed. If we cannot maintain long-term relationships with major customers or replace major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations.

Any failure of any of our key suppliers to deliver necessary materials could result in delays in our products development or marketing schedules.

For the year ended December 31, 2018, two major suppliers accounted more than 40% of our purchases. We are dependent on our suppliers for our products. Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

If we do not compete effectively, our results of operations could be harmed.

Our industry in China is intensely competitive and evolving. Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their services. Our competitors may also have longer operating histories, more extensive borrower or lender bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our services could stagnate or substantially decline, we could experience reduced revenues or our services could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

The continued development and success of our business rely on the recognition of our brands. We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and lenders to our services. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient lenders depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results.

If we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting or to remedy any material weaknesses in our internal controls that we may identify, such failure could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common shares.

Pursuant to Section 404 of the Sarbanes-Oxley Act and current SEC regulations, we are required to prepare assessments regarding internal controls over financial reporting. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls as defined in standards established by the Public Company Accounting Oversight Board, or the PCAOB. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The PCAOB defines “significant deficiency” as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. We determined that our disclosure controls and procedures over financial reporting are not effective and were not effective as of December 31, 2018 and 2017.

The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that we will implement and maintain adequate controls over our financial process and reporting in the future or that the measures we will take will remediate any material weaknesses that we may identify in the future.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. Although we maintained certain accident insurance policies for our officers, we currently do not carry a “key man” life insurance on the officers. Therefore, if one or more of our key executives were unable or unwilling to continue in their present positions, we may incur substantial cost or may not be able to replace them at all. Consequently, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. If that’s the case, we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and lenders could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology service failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our service.

Our business could also be adversely affected by the effects of virus, such as novel (new) coronavirus causing outbreak of respiratory illness in China (the “2019-nCoV”), flu and other diseases. Our business operations could be disrupted if any of our employees is suspected of having virus, flu and other diseases, since it could require our employees to be quarantined and/or our offices to be disinfected. While we are not located in Wuhan, Hubei Province, the epicenter of the outbreak of the 2019-nCoV, our results of operations could be adversely affected to the extent that the 2019-nCoV harms our suppliers and customers and harms the Chinese economy in general.

We may be subject to the general risks underlying the agriculture industry in PRC market.

The agriculture industry in the PRC market has been mature. Particularly, we are principally engaged in the fertilizer processing and distribution business in the PRC. Therefore, we need to be cautious in selecting our business focus and expansion strategy, and we should be constantly aware of the innovation risk, technology risk and market risk in the industries. If we fail to make an accurate judgment of the current market, our performance can be severely impacted.

We may be adversely affected by global economic conditions.

Our ability to continue to develop and grow our business, build proprietary distribution channels and generate revenues from product sales and royalty payments may be adversely affected by global economic conditions in the future, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges that could affect the global economy such as the changing financial regulatory environment. For example, our customers and licensees may experience deterioration of their businesses, cash flow shortages or difficulties obtaining financing, which could adversely affect the demand for our technologies, products and services. In addition, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

●	impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

●	increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

●	require significant product redesign or redevelopment;

●	render our seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products; and

●	reduce the amount of revenues we receive from government grants, licenses or other royalties.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, primarily in China, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

The overall agricultural industry is susceptible to commodity price changes and we, along with our customers and grower customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

Our operations are subject to various health and environmental risks

We are subject to numerous state, local and foreign environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment, manufacture and disposal of wastes, discharge of pollutants into the environment and human health and safety matters.

Although there are no hazardous substances in the raw materials used by us that will affect and damage the Company's employees, factory, other property and the environment, the safety of raw materials is also one of the requirements when applying for the fertilizer registration certificate. We cannot completely eliminate the risk of contamination or discharge and any resultant injury from these materials. If these risks were to materialize, we could be subject to fines, liability, reputational harm or otherwise adverse effects on our business. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remedy the contamination, and our liability may exceed any insurance coverage and our total assets. Furthermore, compliance with environmental, health and safety laws and regulations may be expensive and may impair our research & development efforts. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

Failure to maintain or enhance our brands or image could have a material and adverse effect on our business and results of operations.

We believe our brands are associated with a well-recognized, integrated fertilizers company in the local markets that it operates, with consistent high-quality products end customers in China. Our brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brand and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures. If we are unable to satisfy customer needs or if our public image or reputation were otherwise diminished, our business transactions with our customers may decline, which could in turn adversely affect our results of operations.

Any failure to protect our trademarks and other intellectual property rights could have a negative impact on our business.

We have one patent over our production device and four trademarks. Any unauthorized use of our intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Doing Business in China

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this prospectus based on foreign laws.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our directors and executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States of America and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Nevada holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to its shareholder could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People's Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue.

Under the Social Insurance Law and the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the Employee Benefits.

As of the date of this prospectus, our PRC subsidiary is in the process of completing the social insurance registration and the housing fund registration, and we have not made adequate contributions to Employee Benefits for some of our employees. We have recorded accruals for the estimated underpaid amounts of Employee Benefits in our financial statements. As of the date of this prospectus, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding Employee Benefit contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and was amended in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the common stock in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the common stock.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon effectiveness of this Registration Statement. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the common stock holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common stock holders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common stock holders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our common stock.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding common stock in the public marketplace could reduce the price of our common stock.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our common stock.

There is no ticker symbol or market for our common stock, which may make it difficult for holders of our common stock to sell their stock.

There is no ticker symbol nor established public trading marketing for our common stock and there can be no assurance that we will obtain the symbol, or the market will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result holders of our securities may not find purchasers for our securities should they to sell securities held by them. Consequently, our securities should be purchased only by investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.

We may be subject to the penny stock rules which will make shares of our common stock more difficult to sell.

We may be subject in the future to the SEC’s “penny stock” rules if our shares of common stock are eligible to be quoted on a trading platform such as OTC Markets but sell below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of our common stock. As long as our shares of common stock are subject to the penny stock rules, the holders of such shares of common stock may find it more difficult to sell their securities.

If a more active trading market for our common stock develops, the market price of our common stock is likely to be highly volatile and subject to wide fluctuations, and holders of our common stock may be unable to sell their shares at or above the price at which they were acquired.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

●	quarterly variations in our revenues and operating expenses;

●	developments in the financial markets and worldwide economies;

●	announcements of innovations or new products or services by us or our competitors;

●	announcements by the PRC government relating to regulations that govern our industry;

●	significant sales of our common stock or other securities in the open market;

●	variations in interest rates;

●	changes in the market valuations of other comparable companies; and

●	changes in accounting principles.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements that involve risks and uncertainties, principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders named in this prospectus.

DESCRIPTION OF BUSINESS

Overview

We primarily engage in studying, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the PRC through our subsidiary, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo”), a company incorporated under the laws of the PRC.

The main raw materials that are used in our organic fertilizers include bamboo charcoal, bamboo vinegar, rapeseed dregs and organic selenium. Bamboo charcoal is carbonized from bamboo and it is an excellent fertilizer carrier that can slowly release the fertilizer substance and at the same time reduce the pollution in the soil. Bamboo vinegar is a liquid obtained by condensing the water volatile organics in Moso bamboo, which is released during the high temperature pyrolysis through our patented technology. Fermented rapeseed dregs are the component of organic materials, which can significantly impact the quality of soil. Selenium is an essential trace mineral that is important for many bodily processes. By adding organic selenium into our fertilizers and applying them to the crops, selenium can be well absorbed and converted, making the final agricultural products rich of selenium. Our fertilizers also provide optimum levels of primary plant nutrients which including multi-minerals, proteins and carbohydrates that promote the healthiest soils capable of growing the healthy crops and vegetables. It can effectively reduce the use of chemical fertilizers and pesticides as well as reduce the penetration of large chemical fertilizers and pesticides into the soil and thus avoid water pollution. Therefore, our fertilizer can effectively improve fertility of soil, and the quality and safety of agricultural products.

We generated our revenue from the sales of our organic fertilizers, compound fertilizers, specific-function fertilizers and crop-specific fertilizers. We currently have one integrated factory covering a land area of 143,590 square feet in Yichun City, Jiangxi Province, PRC to produce our organic fertilizers, which has been in operations since 2017. We plan to expand our production capacity and build an automatic and standardized production line.

We believe that our brand reputation and ability to tailor our products to meet the requirements of various regions of the PRC affords us a competitive advantage. We purchase the majority of our raw materials from suppliers located in the PRC and use suppliers that are located in close proximity to our manufacturing facilities, which helps us to control our cost of revenue.

China is the principal market for our products, which are primarily sold to farmers through distributors in over ten provinces in China, including Jiangxi, Hunan, Hubei, Fujian, Jiangsu, Shanghai, Zhejiang, Sichuan, Chongqing, Guangdong, Hainan, Xinjiang, Guizhou and Guangxi provinces.

Corporate History and Structure

Kenongwo Group US, Inc. was incorporated in the State of Nevada on October 17, 2018. On January 1, 2019, we acquired all the issued and outstanding shares of Jiangxi Kenongwo pursuant to certain share transfer agreements with the two former shareholders of Jiangxi Kenongwo. The share transfer was completed on January 9, 2019. As a result, Jiangxi Kenongwo became our wholly-owned subsidiary.

The following diagram illustrates our current corporate structure:

Industry Overview

Overview of the PRC Fertilizer Industry

According to Gulf Petrochemicals & Chemicals Association, China is the biggest fertilizer producer and consumer in the world. Total fertilizer consumption represents around a third of global fertilizer use. Total fertilizer consumption represents around a third of global fertilizer use. According to China Fertilizers Market - Growth, Trends, And Forecasts (2019–2024) (source: www.mordorintelligence.com), the China fertilizers market is projected to grow at a compound annual growth rate (CAGR) of 0.62% during the forecast period, 2019-2024. The market growth is restrained by the Chinese government's zero-growth policy and environmental protection policy system for rural areas and the agricultural sector, in order to control the pollution and achieve green development. The policy, which was released in 2015 envisages zero-growth in fertilizer and pesticide consumption by 2020. Through this, the policymakers are promoting accurate fertilization, adjusting fertilizer consumption structure, improved fertilization, and use of more micronutrients and secondary fertilizers, as compared to straight fertilizers, particularly nitrogenous fertilizers. This policy is expected to provide a fillip to the growth of the market for bio-fertilizers in China.

Increasing Demand for Organic and Bio-fertilizers

According to the Ministry of Agriculture of the People’s Republic of China (MOA), the use of organic fertilizers as a replacement for chemical fertilizers is one of the key points of agricultural supply-side structural reform in China, and it has a restraining influence on the growth of the chemical fertilizers market in China. The key crops used in the country for the trial fertilizer-replacement program are fruits, vegetables, tea, and others. In May 2016, the “Soil Pollution Prevention Action Plan” was issued to provide strong support for the promotion of organic fertilizer in the country. The government accords great importance to the production of organic fertilizers, and implements a tax exemption policy (implemented in 2016) for bio-organic fertilizer products, providing further support for the development of the organic fertilizer industry in China. The rising number of product innovations and activities in the organic fertilizer market in China act as a restraint to the chemical fertilizers market.

According to Ken Research, the long term growth potential of the industry remains optimistic of fertilizer market in China as the grain production in China is expected to reach around 50.0 billion kilograms by the year 2020. Additionally, government support to agriculture industry in China would act as another growth promoting factor to fertilizer industry in China. However, the emerging segment in the coming years would be the organic fertilizers with the government of China planning additional farm subsidies, elimination of certain land taxes, land reform initiatives to promote organically grown products.

Our Products

We are committed to ensuring the quality of agricultural products and our production is in compliance with GB/T19001-2016/ISO 9001: 2015 Standard Quality System. We aim to provide high-quality and environmental friendly organic fertilizer to our customers. Our organic fertilizers are the products of natural decomposition and are easy for plants to absorb and digest. Our core products are bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers and selenium-rich foliar fertilizers. The main raw materials used in these products are bamboo charcoal, bamboo vinegar, rapeseed dregs and organic selenium, which are mainly obtained through calcination, distillation, extraction of moso bamboo and transformation of other plants. Our products can be divided into three categories based on their functions: general-function fertilizers, specific-function fertilizers and crop-specific fertilizers.

1.	General-Function Fertilizers - Bamboo charcoal biomass organic fertilizer

Our general-function fertilizers can be applied to all kinds of crops to promote their growth. Bamboo charcoal biomass organic fertilizer is our flagship product under this category. Bamboo charcoal biomass organic fertilizer is developed on the basis of plant nutrition, soil biology and physical characteristics of the bamboo charcoal. Bamboo charcoal, one of the main components of bamboo charcoal biomass organic fertilizers, is carbonized from bamboo through our patented technology. We use bamboo charcoal, rapeseed dregs, bamboo vinegar liquid, amino acid, beneficial microbial flora and other metal ions (such as copper, iron, zinc and boron) as main raw materials and adopt international advanced production technology to compound them into the final product.

Growing in the natural environment, bamboo absorbs a large amount of water-soluble minerals such as potassium, sodium, calcium and magnesium. These minerals will be dissolved and condensed in the bamboo charcoal after the bamboo is smoldered under high temperature.

(Structure of bamboo charcoal)

Our bamboo charcoal biomass organic fertilizer can promote the reproduction of a large number of probiotic strains around the roots of farm crops, and meanwhile prevent the growth of harmful microorganisms, thus making the fertilizer to has functions of nitrogen fixation, phosphorus-dissolving and kalium-dissolving, among others. Our bamboo charcoal biomass organic fertilizer can also greatly improve the contents and effectiveness of the N, P, K, Ca, Fe and other elements in the soil. Bamboo charcoal itself can adsorb and passivate heavy metals and pesticide residues in the soil and therefore improve the quality of farm crops. In addition, bamboo charcoal can enhance the soil permeability, increase crop root activity, promote photosynthesis, maintain nutrient components in the soil, enhance crops’ resistance ability and prevent the occurrence of crop diseases and insect pests. When using our bamboo charcoal biomass organic fertilizer in acidic soil, the bamboo charcoal substance’s PH value can improve the acidity balance of the soil, making the soil more suitable for growing crops.

Our general-function fertilizer products also include bamboo compound fertilizer and water-soluble fertilizer with amino acid.

2.	Specific-Function Fertilizers

Our specific-function fertilizers are designed to provide specific benefits to crops. Our selenium-rich foliar fertilizers can promote the content of selenium in the final agricultural products. Selenium is an essential trace mineral that is important for many bodily processes. By adding organic selenium into our fertilizers and applying them to the crops, selenium can be well absorbed and converted. In addition, the major components in our amino acid water-soluble fertilizers are bamboo vinegar. We mixed bamboo vinegar and other microelements, making our fertilizers rich of nutrition while adding no sterols of any kind. Bamboo vinegar can enhance plants’ abilities to absorb nutrition from soil and degrade the fertilizer residues. These fertilizers can be applied to the soil or sprayed on crops aboveground directly or indirectly in order to supply nutrients, increasing crop yields and improving product quality.

3.	Crop-Specific Fertilizers

We also provide fertilizers that are designed for specific crops based on soil tests. The use of soil tests can help determine the status of nutrients available to plants in soil. Thus it develops fertilizer recommendations to achieve optimum crop production. For example, we’ve designed and manufactured special fertilizer products for blueberries, dragon fruits and jackfruits. The best soil for blueberries to grow is acidic with a PH scale of 4.3 to 5.3 and has an organic-material level of 8% to 12%. Our blueberry fertilizers can effectively revolve the imbalance between the PH scale and organic-material level.

China’s fertilizer market is highly commercialized and therefore we adopted a multi-level brand strategy to target different market segments with tailored products. At present, selenium-rich foliar fertilizer and bamboo charcoal biomass organic fertilizers are marketed as high-end products, compound fertilizers as intermediate products, and amino acid water-soluble fertilizers as low-end products. We have so far developed nearly 20 kinds of products. In general, we believe our fertilizers have the following characteristics and advantages:

●	Increase the amount of probiotic strains and prevent the growth of harmful microorganisms;

●	Help the soil fix nitrogen, dissolve phosphorus and dissolution and better release the nutrients in the soil;

●	Adsorb and passivate heavy metals and pesticide residues in soil;

●	Enrich the mineral content of the soil, increase the organic matters in the soil and therefor increase the crop yield rate;

●	Enhance soil permeability, increase crop root activity and promote photosynthesis;

●	Increase significantly the protein, vitamin, and mineral contents of most fruits and vegetables;

●	Increase the water retention of soil to help plants to resist drought; and

●	Increase aeration of the soil.

Our Technology and Manufacturing Process

The main raw materials that are used in our organic fertilizers include bamboo charcoal, bamboo vinegar, rapeseed dregs and organic selenium. Bamboo charcoal is carbonized from bamboo and it is an excellent fertilizer carrier that can slowly release the fertilizer substance and at the same time reduce the pollution in the soil. Bamboo vinegar is a liquid obtained by condensing the water volatile organics in Moso bamboo, which is released during the high temperature pyrolysis through our patented technology. Our production procedure is scientifically designed and its automated production line and quality control system ensures consistent high quality. Our automated production line is run by a central control system and only needs the input of control technicians. The machinery and vats for the line have been supplied by a local medical machinery manufacturer and the automated control systems were developed by us. Our access rights management system ensures that our proprietary ingredient mixes are protected at all times. Also, by linking the computer server with the electronic weights on each of the material input bins, the exact quantity of each element is delivered every time, thus maintaining quality and reducing waste.

Sales and Marketing

We believe that our sales services, combined with the quality and reputation of our products will help us retain and attract new customers. Our salesmen are trained to work closely with distributors and customers to select suitable products and provide post-sales support. In addition, our sales persons share their knowledges in the fertilizer industry through organizing and opening agricultural technology training courses to the public.

China’s fertilizer market is highly commercialized and therefore we adopted a multi-level brand strategy to target different market segments with tailored products. At present, selenium-rich foliar fertilizer and bamboo charcoal biomass organic fertilizers are marketed as high-end products, compound fertilizers as intermediate products, and amino acid water-soluble fertilizers as low-end products.

We distribute and sell our products to our end-customers through several different channels, including professional markets, sales department of our company and distributors:

●	Professional Market: we built long-term cooperation relationship with private agricultural companies and agricultural cooperative associations for sales;

●	Sales Team: we have a team of 8 marketing leaders who are responsible for collecting and correlating marketing data from 27 provinces in the PRC and they are professionally trained to promote and deliver products to our customers;

●	Third-party agent and distributors: we utilize various third-party agents and distributors to sell and distribute our products; and

●	E-commerce: we are in a process of establishing a national hotline to answer customers' questions and a text message platform to interact with farmers in real time.

We currently sell our products through a carefully constructed network covering approximately 200 regional distributors in over 20 provinces across China. The distributors, in turn, sell the products to smaller local retail stores which then sell them to end users (typically farmers). We do not grant provincial or regional exclusive rights because there is currently no single distributor strong enough to warrant exclusive rights. We enter into non-exclusive written distribution agreements with selected distributors who demonstrate their local business experience and extensive regional sales network. We also plan to work with overseas distributors, such as the distributors in Malaysia, to sell our products, especially our high-purity bamboo vinegar and organic selenium products.

By using various channels to sell and distribute our products to customers, we can directly serve our customers and end-customers by providing customer service and support.

Raw Materials and Suppliers

Moso bamboo is the crucial raw material for the production of bamboo charcoal, bamboo vinegar and organic selenium. The Moso bamboo resources are abundant in Yichun City, Jiangxi Province and they can regenerate fast. We plan to grow Moso bamboos by ourselves in the future We have been working with several suppliers such as Binjiang Yinglan Construction Service Department at Yuanzhou District, Ms. Xueping Li and others to procure Moso bamboos in the past.

We have easy access to and we procure the packaging materials, including bags, bottles and cartons, and packaging labels for each type of fertilizers from local manufacturers and suppliers.

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended December 31, 2018. The Company just started its operating in 2017 when it does not have suppliers.

Suppliers	2018
	Amount	%
Hexiaoying Farmers’ Product Operating Department Yanzui Xiang, Hanshou County	93,962	22.43
Half Hectares Co. Ltd.	87,254	20.83
Nanchang Mingrui Chemical Industrial Co., Ltd.	44,410	10.60

Our Customers

Our customers are mainly located in provinces of Xinjiang, Guizhou, Jiangxi, Fujian, Chongqing and Jiangsu.

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the year ended December 31, 2018. The Company did not generate revenue in the fiscal year of 2017.

Customers	2018
	Amount (US$)%
Guizhou Oubiao Tea Factory	62,226	11.8
Buzhan Village, No. 1 Group, Yili, Chabuer County, Xinjiang	56,602	10.7
Sanping Farm, Shaping East Road, Urumqi, Xinjiang	54,748	10.4

Competition

The Chinese fertilizer industry is highly fragmented. Our major competitors include the below:

1. Agritech (China) Fertilizer Co., Ltd.

Agritech is engaged in the research and development, manufacture, sales and technical support of hi-tech green agricultural resources with green organic high-effect liquid compound fertilizer as its core product.

2. Qiqihaer Fuer Agriculture Co., Ltd, Heilongjiang Province

Established in 1986, Fuer Agriculture Co., Ltd. is engaged in research and development, manufacture and sales of high-tech foliar fertilizers, compound fertilizers, biological pesticide and improved seeds. Its annual production volume is approximately 1,500 metric tons for foliar fertilizers and 10,000 metric tons for compound fertilizers. We are competing with this company principally in the Heilongjiang province.

3. Heze Exploitation Region Caozhou Chamurgy Co., Ltd.

The Heze Exploitation Region Caozhou Chamurgy Co., Ltd. is an agricultural products company. Its principal products include foliar, water flush, compound, organic fertilizer and pesticides. Its products are sold in 30 provinces in China.

4. Guangxi Beihai Penshibao Co., Ltd.

Founded in 1985, Guangxi Beihai Penshibao Co., Ltd. is a wholly foreign owned enterprise engaged in research, production, and promotion of foliar fertilizer.

Our Strategies and Competitive Strength

We intend to build upon our proven ability to produce high-quality organic fertilizer and increase our presence and market share in the agriculture industry. The summary of our competitive strength is as follows:

Products with Selenium

Selenium is an essential trace mineral that is important for many bodily processes. Our factory is located in an area that has high level of selenium in soil and water which provides us the advantage of manufacturing selenium-rich fertilizer products. By adding organic selenium into our fertilizers and applying them to the crops, selenium can be well absorbed and converted, making the final agricultural products rich of selenium.

Nationwide Distribution Network

We have established our own distribution channels with approximately 200 distributors in over 20 provinces in China, enabling our products to be sold to retail stores across the country. We are continuing expanding our distribution network through developing more distributors and we plan to sell our fertilizers to more provinces in China.

Powerful Research & Development (“R&D”) Strength

It typically takes us three to six months from designing a product to putting it into production. Our R&D department is based on our intelligent greenhouse facilities which simulate the natural environment and soil conditions in different seasons. Our laboratory work, therefore, can accelerate the product development cycle. We are now able to design and provide customized fertilizers products based the specific crop, type of soil and weather conditions, allowing us to diversify our fertilizers to offer more options to our customers.

Automatic Production Line

We plan to establish an automatic production line controlled by a computer system. Our specialized bamboo charcoal production line is patented (patent number: ZL 2017 2 1264881.3).

After-sales Service

Our sales personnel speak local dialects and are familiar with local farmers’ needs. We have one district manager responsible for all the marketing personnel and services in each region. We believe our strong on-site marketing team with emphasis on after-sale services separates us from our competitors.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this prospectus, we have four registered trademarks with the Trademark Office of the PRC State Administration for Industry & Commerce with an effective period from July 7, 2018 to July 6, 2028 and one domain name (www.jxknw.com) with Ministry of Industry and Information Technology with effective periods from February 28, 2018 to February 28, 2028.

In addition, we own the below patents (including four pending patents):

No.	Patent Name	Patent Number	Effective Until
1	Multi-Functional High-Efficiency Bamboo Charcoal Production Device	ZL 2017 2 1264881.3	2017-2037

No.	Name of the Pending Patent	Number of the Pending Patent	Status
1	High-Nutrition Water-Soluble Fertilizer	2017 11 487709.9	Substantive Review
2	High-Nutrition Granular Organic Fertilizer	2017 10 904274.7	Substantive Review
3	Multi-Functional High-Efficiency Bamboo Charcoal Production Device	2017 10904098.7	Substantive Review
4	Blueberry-Specific Fertilizer	2017 11 487757.8	Substantive Review

We also protect our intellectual property rights contractually through entering into confidentiality agreement. All of our R&D and execution personnel has entered into confidentiality agreements with us. Furthermore, it is contractually agreed that any work product is owned by the Company. We have further taken steps to restrict the number of persons involving in production. Instead of providing production personnel with the list of fertilizer ingredients, we give them the digit codes representing the ingredients to better protect the formula of our fertilizers.

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in food productions and storages. For example, we generally experience higher transaction volumes during spring and fall. Our water-soluble fertilizers have a steady sale volume throughout the year, but our selenium-rich foliar fertilizers usually becomes more popular one month before the crops are ready to be harvested as that is the best time to apply the selenium-rich foliar fertilizers.

Our Property, Plant and Equipment

We currently have one integrated factory with covering a land area of 143,590 square feet in Yichun City, Jiangxi Province, PRC to produce our organic fertilizers, which has been in operations since 2017. This factory is composed of our fertilizers production lines, bamboo charcoal kiln, fermentation tank, office area, warehouse and laboratory.

Employees

As of the date of this prospectus, we have 58 full-time employees and 25 part-time employees. The departments cover, sales and marketing, administration, customer service, accounting, design, research and development and human resources. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China and we also are required to make contributions to the work-related injury insurance for the part-time employees. We maintain a good working relationship with our employees, and as of the date of this prospectus, we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Environmental Law Compliance

We believe that our manufacturing facilities are currently operating under compliance with provincial and central environmental laws in the PRC. We plan to continue acquiring environmental-oriented equipment and incurring the expenditures we deem necessary for compliance with applicable laws. Expenditures relating to compliance for operating facilities incurred in the past have not significantly affected our capital expenditures, earnings or competitive position.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims arising in the ordinary course of our business. As of the date of this prospectus, we were not involved in any litigation, arbitration or administrative proceedings pending or, to our knowledge, threatened against us that could have a material and adverse effect on our business, financial condition or results of operations.

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Regulations on Fertilizer License

The examination and approval of fertilizer license is based on Article 25 of the Agricultural Law of the People's Republic of China, the Management for the Administration of Fertilizer Registration (Order No. 32 and No. 38 by the Ministry of Agriculture), and the Requirements for Fertilizer Registration Materials (Publication No. 161 from the Ministry of Agriculture). Organic fertilizers are required to be registered with provincial agricultural department.

There are four examination and approval requirements for obtaining a fertilizer license: (1) a valid business license issued by Administration for Industry and Commerce, of which the business scope shall cover the industry of fertilizer; (2) products must comply with relevant requirements of laws, regulations and relevant national policies (such as safety and environmental protection); (3) product quality must comply with national standards, industry standards, local standards or enterprise standards approved by the quality supervision department; and (4) application materials must be true, legal, complete and effective.

Our products and services are subject to the regulation of the government agencies of China and Jiangxi Province.

To produce amino acid water-soluble fertilizers, a fertilizer registration certificate must be issued by the Agricultural Ministry of the People’s Republic of China. Our fertilizer registration certificate is numbered Nong Fei (2018) Zhun No. 7964, expiring in February 2023.

To produce powder or granular organic fertilizers, a fertilizer registration certificate of Jiangxi Province is required, to be reviewed and issued by Yichun Fertilizer Registration Review Committee. Our fertilizer registration certificate is numbered Gan Nong Fei (2017) Zhun No. C0035, expiring in October 2022.

All of our fertilizer products currently have valid five-year fertilizer licenses that are renewable upon the expiration date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should also be read in conjunction with our unaudited consolidated financial statements and the notes to those financial statements for the nine months ended September 30, 2019 and 2018, the audited financial statements and its notes of Jiangxi Kenongwo and the pro forma financial statements and notes of the combined companies for the fiscal year ended December 31, 2018 and 2017 appearing elsewhere in this prospectus. The following discussion contains forward-looking statements relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus, particularly in “Risk Factors.” Although management believes that the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this prospectus.

Business Overview

We primarily engage in researching, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the PRC through our subsidiary, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo”), a company incorporated under the laws of the PRC.

We generated our revenue from the sales of our organic fertilizers. We currently have one integrated factory covering a land area of 143,590 square feet in Yichun City, Jiangxi Province, PRC to produce our organic fertilizers, which has been in operations since 2017. We plan to expand our production capacity and build an automatic and standardized production line.

We believe that our brand reputation and ability to tailor our products to meet the requirements of various regions of the PRC affords us a competitive advantage. We purchase the majority of our raw materials from suppliers located in the PRC and use suppliers that are located in close proximity to our manufacturing facilities, which helps us to control our cost of revenue.

China is the principal market for our products, which are primarily sold to farmers through distributors in over ten provinces in China, including Jiangxi, Hunan, Hubei, Fujian, Jiangsu, Shanghai, Zhejiang, Sichuan, Chongqing, Guangdong, Hainan, Xinjiang, Guizhou and Guangxi provinces.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. Our financial statements reflect the selection and application of accounting policies that require management to make significant estimates and judgments. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to our financial statements included elsewhere in this prospectus.

Basis of Presentation

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Going Concern

As reflected in the accompanying financial statements, we had accumulated deficit of $62,663 and $71,217 as of December 31, 2018 and December 31, 2017, respectively. Our cash balances as of December 31, 2018 and December 31, 2017 were $68,211 and $6,012, respectively. We had current liability of $502,243 at December 31, 2018 which would be due within the next 12 months. In addition, we had a working capital deficit of $95,703 and working capital $122,079 at December 31, 2018 and December 31, 2017, respectively.

The Company plans to continue its expansion and investments, which will require continued improvements in revenue, net income, and cash flows.

Revenue Recognition

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of fertilizer products. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer. For vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered, and customer acceptance is made.

Results of Operations

Comparison of the Nine Months ended September 30, 2019 and September 30, 2018

	For the Nine Months Ended September 30,		Variance
	2019	2018	Amount	%
	$	$	$
Revenues	484,790	457,473	27,317	6.0%
Cost of revenues	203,668	193,738	9,930	5.1%
Gross profit	281,122	263,735	17,387	6.6%
Operating expenses:
General and administrative expenses	137,719	95,978	41,741	43.5%
Selling expenses	87,947	63,870	24,077	37.7%
Total operating expenses	225,666	159,848	65,818	41.2%
Income from operations	55,456	103,887	(48,431)	-46.6%
Other income (expense):
Interest expense	(7,999)	(198)	(7,801)	2.5%
Other income (expense), net	5,377	(966)	6,343	656.6%
Total other income (expense)	(2,622)	(1,164)	(1,458)	125.3%
Income before income taxes	52,834	102,723	(49,889)	-48.6%
Income taxes	(5,286)	-	(5,286)	N/A
Net income	47,548	102,723	(55,175)	-53.7%

Revenue

For the nine months ended September 30, 2019, our total revenue was $484,790, representing an increase of 6% compared to $457,473 for the same period in 2018. The increase was mainly due to a larger demand for our fertilizer products from large scale agricultural companies. We have developed more customers with an interest of buying a large quantity of our products.

Cost of sales

Cost of sales for the fertilizers was $203,668 and $193,738 for the periods ended September 30, 2019 and 2018, respectively, representing an increase of 5.1%. The increase in cost of sales is in line with the increase of our revenue from fertilizer sales for the same period.

Gross Profit

Our gross profit was $281,122 and $263,735 with gross margin of 58.0% and 57.7% , for the periods ended September 30, 2019 and 2018, respectively.

Selling Expenses

Our selling expenses were $87,947 for the nine months ended September 30, 2019, representing an increase of $24,077 or 37.7% compared to $63,870 for the nine months ended September 30, 2018. The increase in our selling expenses was mainly due to the fact that we hired more salespersons in 2019.

General and Administrative Expenses

The general and administrative expenses increased by $41,741, or 43.5% from $95,978 for the nine months ended September 30, 2018 to $137,719 for the same period in 2019. The increase in our operating expenses is in line with the increase of our revenue from fertilizer sales.

Net Income

Our net income was $47,548 and $102,723 for the nine months ended September 30, 2019 and 2018, respectively, representing a decrease of $55,175. The Company is at its developing stage and we incurred certain expenses in hiring qualified employees to support our production and research and development. We also incurred certain depreciation and shipping expenses during the fiscal year of 2019. The Company expects that more time is needed to achieve a better balance between our operating expenses and revenues.

Liquidity and Capital Resources

At September 30, 2019, our working capital was $45,518 and at December 31, 2018, our working capital deficit was $95,703.

We have respectively financed our operations over the period ended September 30, 2019 and 2018 primarily through proceeds from advances from related parties, and net cash inflow from operation.

The components of cash flows are discussed below:

	For the Nine Months Ended September 30,
	2019	2018
Net cash provided by (used in) operating activities	$(352,392)	$234,004
Net cash used in investing activities	(34,131)	(278,579)
Net cash provided by financing activities	322,370	61,631
Exchange rate effect on cash	1,922	(14,653)
Net cash inflow (outflow)	$(62,231)	$2,403

Cash provided by (used in) Operating Activities

For the nine months ended September 30, 2019, net cash used in operating activities was $352,392, which consisted primarily of net income of $47,548, which was adjusted by depreciation and amortization of $24,001. The Company had an decrease of other payable of $91,436 which were offset by an increase of $89,902 in inventory, an increase of $18,980 in prepayment and deposit, an increase of $162,799 in accounts receivable, a decrease of $51,304 in accounts payables and accrued payables and a decrease of $8,134 in advances from customers.

For the nine months ended September 30, 2018, net cash provided by operating activities was $234,004, which consisted primarily of net income of $102,723 which was adjusted by depreciation and amortization of $8,849. The Company had an increase of $56,215 in inventory, a decrease of $4,511 in prepayment and deposit, a decrease of $15,281 in the other receivables, an increase of $39,613 in advances from customers, an increase of $178,839 in other payables which were offset by an increase of $55,638 in accounts receivable and a decrease of $3,959 in accounts payables and accrued payables.

Cash used in Investing Activities

Net cash used in investing activities was $34,131 for the nine months ended September 30, 2019. The activities consisted of our investments of $28,780 in purchasing property, plant and equipment, $697 in intangible asset, $5,094 in construction in progress and $9,748 in other investments.

Net cash used in investing activities was $278,579 for the nine months ended September 30, 2018. The investments activities included our investments of $199,874 in purchasing property, plant and equipment, $72,817 in intangible asset and $5,888 in construction in progress.

Cash Provided by Financing Activities

Net cash provided by financing activities was $322,370 for the nine months ended September 30, 2019. During this period, cash provided by financing activities mainly includes proceeds from related parties of $218,386, and $103,984 from capital contribution from shareholders. In particular, the Company issued an aggregate of 2,887,893 shares of common stock to 17 creditors to covert a debt of RMB716,161 (approximately $104,273) owed to such creditors by Jiangxi Kenongwo pursuant to certain debt to equity conversion agreements entered into by and among the Company, Jiangxi Kenongwo and such creditors in September 2019.

Net cash provided by financing activities was $61,631 for the nine months ended September 30, 2018. During the year, cash proceeds of $61,631 from capital contribution from shareholders.

Comparison of the Years ended December 31, 2018 and December 31, 2017 for Jiangxi Kenongwo

	For the Years Ended December 31,		Variance
	2018	2017	Amount	%
	$	$	$
Revenues	525,840	-	525,840	N/A
Cost of revenues	217,525	-	217,525	N/A
Gross profit	308,315	-	308,315	N/A
Operating expenses:
General and administrative expenses	122,262	71,228	51,034	71.6%
Selling expenses	175,373	-	175,373	N/A
Total operating expenses	297,635	71,228	226,407	317.9%
Income (Loss) from operations	10,680	(71,228)	81,908	-115.0%
Other income (expense):
Interest expense	(224)	-	(224)	N/A
Other income (expense), net	(952)	11	(963)	-8,754.5%
Total other income (expense)	(1,176)	11	(1,187)	-10,790.9%
Income (Loss) before income taxes	9,504	(71,217)	80,721	-113.3%
Income taxes	(950)	-	(950)	N/A
Net income/(loss)	8,554	(71,217)	79,771	-112.0%

Revenue

Compare with nil for the year ended December 31, 2017, our total revenue was $525,840 for the year ended December 31, 2018. The increase was mainly due to a larger demand for our fertilizer products from large scale agricultural companies for the year ended December 31, 2018. We have developed more customers with an interest of buying a large quantity of our products.

Cost of sales

Cost of sales for the fertilizers was $217,525 for the year ended December 31, 2018, compared to nil for the year ended December 31, 2017. The increase in our cost of sales is in line with the increase in our revenue from fertilizer sales.

Gross Profit

Our gross profit was $308,315 with a gross margin was 59% for the year ended December 31, 2018. We do not have any profit for the year ended December 31, 2017 because the Company was formed on May 15, 2017 and there was no sales activities in 2017.

Selling Expenses

We incurred $175,373 in selling expenses for the year ended December 31, 2018. We do not have any selling expenses for the year ended December 31, 2017 because the Company was formed on May 15, 2017 and there was no sales activities in 2017.

General and Administrative Expenses

We incurred $122,262 as general and administrative expenses for the year ended December 31, 2018, compared to $71,228 for the year ended December 31, 2017. Total selling, general and administrative expenses rapidly increased by $226,407, or 317.9% for the year ended December 31, 2018 as compared to the same period in 2017. The increase in our operating expenses was mainly due to the fact that we hired more employees for our production, research and development in 2018. We also incurred more depreciation expenses in 2018.

Net Income (loss)

Our net income was $8,554 for the year ended December 31, 2018, compared with net loss of $71,217 for the year ended December 31, 2017.

Liquidity and Capital Resources

At December 31, 2018, our working capital deficit was $95,703 and at December 31, 2017, our working capital is $122,079.

We have financed our operations over the years ended December 31, 2018 and 2017 primarily through proceeds from advances from a related party, and net cash inflow from operation.

The components of cash flows are discussed below:

	For the Years Ended December 31,
	2018	2017
Net cash provided by (used in) operating activities	$27,512	$(183,921)
Net cash used in investing activities	(297,480)	(49,706)
Net cash provided by financing activities	332,288	242,255
Exchange rate effect on cash	(121)	(2,616)
Net cash inflow	$62,199	$6,012

Cash provided by (used in) Operating Activities

For the year ended December 31, 2018, Net cash provided by operating activities was $27,512, which consisted primarily of net income of $8,554, which was adjusted by depreciation and amortization of $16,406. The Company had an increase of $185,261 in inventory, an increase of $11,208 in prepayment and deposit which were offset by an increase of $65,502 in accounts payables and accrued payables, an increase of $115,398 in other payables and an increase of advance from customers of $21,814.

For the year ended December 31, 2017, net cash used in operating activities was $183,921, which consisted primarily of net loss of $71,217 which was adjusted by depreciation and amortization of $3,363. The Company had an increase of $110,213 in inventory, an increase of $7,070 in prepayment and deposit, an increase of $28,333 in the other receivables which were offset by an increase of $24,207 in accounts payables and accrued payables, and an increase of $5,342 in other payables.

Cash used in Investing Activities

Net cash used in investing activities was $297,480 for the year ended December 31, 2018. The activities consisted of our investments of $213,056 in purchasing property, plant and equipment; $72,712 in intangible asset and $11,712 in construction in progress.

Net cash used in investing activities was $49,706 for the year ended December 31, 2017. The investments included purchasing property, plant and equipment of $49,706.

Cash Provided by Financing Activities

For the year ended December 31, 2018, net cash provided by financing activities was $332,288, which mainly include proceeds from a related party of $256,115, proceeds of $61,631 in capital contribution from shareholders and proceed of $14,542 from short-term loans.

For the year ended December 31, 2017, net cash provided by financing activities was $242,255, which is the cash proceeds of $242,255 as capital contribution from our shareholders when Jiangxi Kenongwo was formed on May 15, 2017.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity Risk

We are also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and third parties to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

We are also exposed to inflation risk and inflationary factors, such as increases in raw material and overhead costs, which could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenue if the selling prices of our products do not increase with such increased costs.

Foreign Currency Risk

A majority of our operating activities and a significant portion of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

MANAGEMENT

Directors, Executive Officers and Corporate Governance.

The following table sets forth certain information with respect to our directors and executive officer:

Name	Age	Position
Jianjun Zhong	50	Chairman, President, Treasurer and Secretary
Zhenggen Zhang	53	Director

Biography -

Mr. Jianjun Zhong has been appointed as a director, President, Treasurer and Secretary of the Company since October 17, 2018. Mr. Zhong is the founder of Jiangxi Kenongwo, bringing extensive executive experience in the bio-chemical industry. Mr. Zhong has been devoting himself into the fertilizer industry since 2007, when he started his own business and since then has been successfully developing non-toxic and environment-friendly selenium-rich bamboo charcoal organic fertilizers. Since August 2004, Mr. Zhong has also been engaging in the inbound investment planning for Zhuting Merchants’ Association at Yuanzhou District, where Jiangxi Kenongwo is located. In 2017, Mr. Zhong founded Jiangxi Kenongwo to further develop, upgrade, produce and sell selenium-rich bamboo charcoal organic fertilizers. Before 2004, Mr. Zhong was in the education industry and taught chemistry at high schools in Jiangxi province and Guangdong province. Mr. Zhong graduated from Jiangxi Normal School in 1991, majoring in chemistry.

Mr. Zhenggen Zhang has been appointed as a director of the Company since October 18, 2018. Mr. Zhang is an executive director of Xihai Liangpin (Hainan) Information Technology Co., Ltd since June 2019, a marketing director of Jiangxi Chun Zhi Du Environmental Protection Technology Co., Ltd from 2015 to May 2019, deputy general manager and training manager of Jiangxi Li Biotechnology Co., Ltd. from 2012 to 2014. Prior to that, he had been engaged in various positions ranging from a village commission chair, an investor and founder of a garment factory and marketing chief of a daily commodity company at different periods since 1986.

Term of Office

Our directors are appointed to hold office until the next meeting of our shareholders or until removed from office in accordance with our bylaws.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Our directors do not hold any directorships in other reporting companies and does not qualify as an “independent director” under the Rules of NASDAQ, Marketplace Rule 4200(a)(15).

To our knowledge, during the last ten years, none of our directors and executive officers (including those of our subsidiaries) have:

(a) had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

(b) been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

(c) been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

(d) been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Ethics

A code of business conduct and ethics is a written standard designed to deter wrongdoing and to promote (a) honest and ethical conduct, (b) full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements, (c) compliance with applicable laws, rules and regulations, (d) the prompt reporting violation of the code and (e) accountability for adherence to the code. We are not currently subject to any law, rule or regulation requiring that we adopt a code of ethics; however, we intend to adopt one in the near future.

Corporate Governance

The business and affairs of the Company are managed under the direction of our board. In addition to the contact information in this prospectus, each stockholder will be given specific information on how he/she can direct communications to the officers and directors of the corporation at our annual stockholders meetings. All communications from stockholders are relayed to the members of the Board of Directors.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. Until these committees are established, these decisions will continue to be made by our Board of Directors.

Board Leadership Structure and Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. The Board receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. The Board focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Executive Compensation.

The following summary compensation table sets forth the compensation earned by our named executive officer for the years ended December 31, 2018 and 2017.

Summary Compensation Table

	Fiscal	Salary	Bonus	Stock Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Jianjun Zhong	2018	0	0	0	0	0
President & Treasurer	2017	0	0	0	0	0

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

Employment Agreements

Currently, we do not have an employment agreement in place with our officers and directors.

Option Grants

We had no outstanding equity awards as of the end of fiscal years ended December 31, 2018 and 2017.

Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during fiscal years ended December 31, 2018 and 2017 by the executive officer.

Outstanding Equity Awards at Fiscal Year-End Table

We had no outstanding equity awards as of the end of fiscal years ended December 31, 2018 and 2017.

Long-Term Incentive Plans and Awards

There were no awards made to a named executive officer in fiscal 2018 and 2017 under any long-term incentive plan.

Director Compensation

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors.

Our directors did not receive any compensation for their services as directors for the years ended December 31, 2018 and 2017.

Director Independence

For a director to be “independent” under these standards, the Board must affirmatively determine that the director has no material relationship with us, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. Applying corporate governance standards, and all other applicable laws, rules and regulations, the Board of Directors has determined that none of our directors are independent. This does not constitute an independent board of directors.

PRINCIPAL SHAREHOLDERS

The following table provides information as to shares of common stock beneficially owned as of January 30, 2020, by:

●	each director;

●	each named executive officer; and

●	each person known by us to beneficially own at least 5% of our common stock.

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Common Stock
Jianjun Zhong	14,000,000	74.3%
Zhenggen Zhang	0	-

(1)	Applicable percentages are based on 17,524,885 shares outstanding as of January 30, 2020 adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, Company believes that each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned by them.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of September 30, 2019, the Company owed $453,335 to Ms. Yuhua Zhang, a shareholder of the Company. The loan advanced by Ms. Zhang is for working capital of the Company and is due on demand, non-interest bearing and unsecured.

Other than the transaction described above, for the past two fiscal years there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a participant in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

We are authorized to issue up to 110,000,000 shares of our common stock, $0.0001 par value, there is no blank check preferred stock authorized.

As of January 30, 2020, there were 17,524,885 shares of common stock issued and outstanding.

Common Stock

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. No share of our common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so.

Holders of our common stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the common stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors after taking into account various factors, including:

●	general business conditions;

●	industry practice;

●	our financial condition and performance;

●	our future prospects;

●	our cash needs and capital investment plans;

●	our obligations to holders of any preferred stock we may issue;

●	income tax consequences; and

●	the restrictions Nevada and other applicable laws and our credit arrangements then impose.

If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Transfer Agent and Registrar

The Transfer Agent for our common stock is Empire Stock Transfer Inc., located at 1859 Whitney Mesa Dr., Henderson, NV 89014.

MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

There has been no market for our securities and a public market may never develop, or, if any market does develop, it may not be sustained. Our common stock is not traded on any exchange or on the over-the-counter market.

Holders of Capital Stock

As of the date of this prospectus, we have 60 holders of our common stock.

Stock Option Grants

We do not have a stock option plan in place and have not granted any stock options at this time.

Dividends

To date, we have not declared or paid any dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings, if any, to finance the exploration and growth of our business, our Board of Directors has the discretion to declare and pay dividends in the future.

Payment of dividends in the future will depend upon our earnings, capital requirements, and any other factors that our Board of Directors deems relevant.

SHARES ELIGIBLE FOR FUTURE SALE

Of those shares of common stock outstanding, only the shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares held by an “affiliate” of us, which will be subject to the resale limitations of Rule 144 promulgated under the Securities Act.

Rule 144 governs resale of “restricted securities” for the account of any person (other than an issuer), and restricted and unrestricted securities for the account of an “affiliate” of the issuer. Restricted securities generally include any securities acquired directly or indirectly from an issuer or its affiliates which were not issued or sold in connection with a public offering registered under the Securities Act. An affiliate of the issuer is any person who directly or indirectly controls, is controlled by, or is under common control with, the issuer. Affiliates of the Company may include its directors, executive officers, and persons directly or indirectly owning 10% or more of the outstanding common stock. Under Rule 144, non-affiliates are able to sell restricted securities pursuant to Rule 144, after six months, subject to certain conditions, including if the Company is current in its reporting obligations with the Securities and Exchange Commission (the “Commission”) and remains current for an additional period of six months, and thereafter after one year, with no volume or reporting obligations.

Under Rule 144, affiliates are able to sell restricted securities pursuant to Rule 144 after six months, subject to certain conditions, including if the Company is current in its reporting obligations with the Commission and remains current for an additional period of six months, as well as other requirements described below. Resales by the Company’s affiliates of restricted and unrestricted common stock are subject to volume limitation, aggregation, broker transaction, notice filing requirements, and requirements concerning publicly available information about the Company. The volume limitations provide that a person (or persons who must aggregate their sales) cannot, within any three-month period, sell more than the greater of one percent of the then outstanding shares, or the average weekly reported trading volume during the four calendar weeks preceding each such sale.

SELLING STOCKHOLDERS

The following table details the names of the selling stockholders, the numbers of shares beneficially owned by such selling stockholders and the numbers of shares that may be offered by such selling stockholders for resale under this prospectus.

In accordance with Rule 13d-3 of the Exchange Act, “beneficial ownership” includes any shares of common stock as to which the selling stockholders have sole or shared voting power or investment power and any shares of common stock the selling stockholders have the right to acquire within sixty (60) days (including shares of common stock issuable pursuant to securities currently convertible or exercisable, or convertible or exercisable within sixty (60) days).

Except that Mr. Jianjun Zhong currently serves as our Chairman of the Board, President, Treasurer and Secretary, the other selling stockholders do not have any position, office or other material relationship within past three years with the Company. None of the selling stockholders is a broker dealer or an affiliate of a broker dealer. The selling stockholders do not have an agreement or understanding to distribute any of the shares being registered. The selling stockholders may offer for sale from time to time any or all of the shares, however, they are under no obligation to sell any shares pursuant to this prospectus.

	Shares of Common Stock
Name of Selling Stockholder	Beneficially Owned Prior to the Sale of all Shares under this Prospectus	Number of Shares Offered under this Prospectus	Beneficially Owned After the Sale of all Shares under this Prospectus (1)	As a Percent of Total Outstanding After the Sale of Shares under this Prospectus (1) (2)
Jianjun Zhong	14,000,000	800,000	13,200,000	75.3%
Zeyu Zhong	800,000	800,000	0	0
Guilin Wang	600,000	300,000	300,000	1.7%
Xinwen Li	100,000	100,000	0	0
Jianguo Li	200,000	200,000	0	0
Keqi Li	200,000	200,000	0	0
Junri Yi	217,893	217,893	0	0
Total	16,117,893	2,617,893	13,500,000	77.0%

(1)	Solely for the purpose of this table, assuming that (a) the Selling Stockholders offer all of the shares of our common stock that are specified under the second column of the table above and (b) the Selling Stockholders do not purchase additional shares of our common stock from time to time.

(2)	The denominator in the percent calculation is based on 17,524,885 shares outstanding as of the date of this registration statement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders and any of its transferees, pledgees, assignees, donees, and successors-in-interest from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out its short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company agreed to pay certain fees and expenses incurred by the Company incident to the registration of the securities.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of securities of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

Certain legal matters with respect to the issuance of shares of common stock offered hereby will be passed upon by [         ], Nevada.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

EXPERTS

The consolidated financial statements for each of the years ended December 31, 2018 and 2017, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC, PC, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of WWC, PC is located is 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the resale of our common stock by certain selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

Our fiscal year ends on December 31. We plan to furnish our shareholders annual reports containing audited financial statements and other appropriate reports, where applicable. In addition, we intend to become a reporting company and file annual, quarterly, and current reports, and other information with the SEC, where applicable. You may read and copy any reports, statements, or other information we file at the SEC’s public reference room at 100 F. Street, N.E., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC’s Internet site at http\\www.sec.gov.

KENONGWO GROUP US, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2019	2018
	Unaudited	Audited
ASSETS
Current Assets:
Cash and cash equivalents	$5,980	$68,211
Accounts receivable, net	160,624	4,235
Other receivables, net	26,615	26,267
Inventories	365,832	289,929
Prepayment	35,498	17,898
Total Current Assets	594,549	406,540

Property, plant and equipment, net	243,245	242,799
Intangible assets, net	63,720	70,288
Construction work-in-process	6,388	11,712
Investment	9,373	-

Total Assets	$917,275	$731,339

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$14,013	$14,542
Accounts payable and accrued payables	35,858	88,406
Advances from customers	13,199	21,814
Other payables	23,994	120,452
Due to related parties	456,932	256,115
Taxes payable	5,035	914
Total Current Liabilities	549,031	502,243

Total Liabilities	549,031	502,243

Stockholders’ Equity:
Common stock	1,692	-
Paid in capital	407,870	303,886
Accumulated deficit	(15,115)	(62,663)
Accumulated other comprehensive loss	(26,203)	(12,127)
Stockholders’ Equity
Total Stockholders’ Equity	368,244	229,096
Total Liabilities and Stockholders’ Equity	$917,275	$731,339

The accompanying notes are an integral part of these condensed consolidated financial statements.

KENONGWO GROUP US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue	$112,420	$49,349	$484,790	$457,473
Cost of revenues	47,104	3,545	203,668	193,738
Gross profit	65,316	45,804	281,122	263,735
Operating expenses
Selling and marketing expenses	25,123	9,165	87,947	63,870
General and administrative expenses	59,981	47,380	137,719	95,978
Total operating expenses	85,104	56,545	225,666	159,848

Income (Loss) from operations	(19,788)	(10,741)	55,456	103,887

Other income (expenses):
Interest expenses	(617)	(69)	(7,999)	(198)
Other income	-	23	8,745	-
Other expenses	(282)	-	(3,368)	(966)
Total other income and (expenses)	(899)	(46)	(2,622)	(1,164)

Income(Loss) before income taxes	(20,687)	(10,787)	52,834	102,723

Provision for income taxes	(4,778)	-	(5,286)	-

Net income(loss)	$(25,465)	$(10,787)	$47,548	$102,723

Other comprehensive income (loss):
Foreign currency translation adjustment	(13,568)	(9,217)	(14,076)	(14,016)
Comprehensive income(loss)	$(39,033)	$(20,004)	$33,472	$88,707

  The accompanying notes are an integral part of these condensed consolidated financial statements.

KENONGWO GROUP US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Common	Paid-in	Accumulated	Accumulated Other Comprehensive
	Stock	Capital	Deficit	Loss	Total
Balance, January 1, 2018	$-	$242,255	$(71,217)	$(2,745)	$168,293
Capital contribution	-	61,631	-	-	61,631
Net income	-	-	102,723	-	102,723
Foreign currency translation adjustment	-	-	-	(14,016)	(14,016)

Balance, September 30, 2018	$-	$303,886	$31,506	$(16,761)	$318,631

Balance, January 1, 2019	$-	$303,886	$(62,663)	$(12,127)	$229,096
Capital contribution	1,692	103,984	-	-	105,676
Net income	-	-	47,548	-	47,548
Foreign currency translation adjustment	-	-	-	(14,076)	(14,076)

Balance, September 30, 2019	$1,692	$407,870	$(15,115)	$(26,203)	$368,244

The accompanying notes are an integral part of these condensed consolidated financial statements.

KENONGWO GROUP US, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the period ended
	September 30,
	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$47,548	$102,723
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,001	8,849
Changes in operating assets and liabilities:
Accounts receivable	(162,799)	(55,638)
Inventories	(89,902)	(56,215)
Prepayment and deposits	(18,980)	4,511
Other receivables	(1,386)	15,281
Accounts payable and accrued payables	(51,304)	(3,959)
Advances from customers	(8,134)	39,613
Other payables	(91,436)	178,839
Net cash provided by (used in) operating activities	(352,392)	234,004

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(28,780)	(199,874)
Intangible assets	(697)	(72,817)
Investment	(9,748)	-
Investment in construction in progress	5,094	(5,888)
Net cash used in investing activities	(34,131)	(278,579)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from related party	218,386	-
Capital contribution from shareholders	103,984	61,631
Net cash provided by financing activities	322,370	61,631

EFFECT OF EXCHANGE RATE ON CASH	1,922	(14,653)

NET INCREASE (DECREASE) IN CASH	(62,231)	2,403
CASH, BEGINNING OF PERIOD	68,211	6,012
CASH, END OF PERIOD	5,980	8,415

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Cash paid for interest expense, net of capitalized interest	$7,999	$198
Cash paid for income tax	$5,286	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION, NATURE OF OPERATIONS AND GOING CONCERN

Kenongwo Group US, Inc. (“Kenongwo US” or the “Company”) is a holding company incorporated in the State of Nevada on October 17, 2018.

On October 17, 2018, the Company issued 30,000 shares of the common stock at the par value per share for a total purchase price of $3 to Mr. Erh-ping Pi.

On October 20, 2018, the Company issued 14,000,000 shares of the common stock at the par value per share for a total purchase price of $1,400 to its director and executive officer Mr. Jianjun Zhong.

On May 15, 2017, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo”) was formed in the PRC. It is engaged in researching, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the People’s Republic of China (the “PRC”).

On January 1, 2019, the Company acquired all the issued and outstanding capital stock of Jiangxi Kenongwo pursuant to certain share transfer agreements with the two former shareholders of Jiangxi Kenongwo. The share transfer was completed on January 9, 2019 as evidenced by a business license issued by Administrative Bureau in Yichun City Jiangxi Province reflecting the sole foreign ownership. As a result, Jiangxi Kenongwo became the Company’s wholly-owned subsidiary, subject to the receipt of the purchase consideration by the former shareholders of Jiangxi Kenongwo.

Liquidity and Going Concern

The accompanying condensed and consolidated financial statements have been prepared in conformity with generally accepted accounting principles (the “US GAAP”) which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon the liquidation of current assets. For the period ended September 30, 2019 and 2018, the Company reported net income of $47,548 and $102,723, respectively. The Company had working capital of approximately $45,518 and working capital deficit of $95,703 as of September 30, 2019 and December 31, 2018, respectively. The Company had net cash outflow of $352,392 and net cash inflow of $234,004 from its operating activities during the period ended September 30, 2019 and 2018, respectively. The Company generated income from operation of $55,456 and incurred interest expense of $7,999 for the period ended September 30, 2019. The overall situation of the Company still raises doubt as to whether the Company may continue as a going concern.

These factors raise substantial doubt on the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plan for the Company’s continued existence is dependent upon management's ability to execute the business plan, develop the plan to generate profit; additionally, Management may need to continue to rely on certain related parties to provide funding for investment, for working capital and general corporate purposes. If management is unable to execute its plan, the Company may become insolvent.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with the US GAAP. The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of the PRC (the “PRC GAAP”). The differences between the US GAAP and the PRC GAAP have been adjusted in these financial statements. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying financial statements have been translated and presented in United States Dollars (“USD”).

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ materially from those estimates.

Control by Principal Stockholders

The Company’s directors and executive officers and their affiliates or related parties own, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of our common stock. Accordingly, if our directors and executive officers and their affiliates or related parties vote their shares uniformly, they would have the ability to control the approval of most corporate actions, including increasing our authorized capital stock and the dissolution or merger of our company or the sale of our assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash with various financial institutions.

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Inventories

Inventories, consisting of raw materials, work in process, and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method.

Advances and Prepayments to Suppliers

The Company makes advance payment to suppliers and vendors for the procurement of raw materials. Upon physical receipt and inspection of the raw materials from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Property, Plant and Equipment

Plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Included in property and equipment is construction-in-progress which consisted of factory improvements and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation of the assets. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Estimated useful lives of the Company’s assets are as follows:

Useful Life
Building	20 years
Operating equipment	3-10 years
Vehicle	3-5 years
Electronic equipment	3-5 years
Office equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

Intangible Assets

Included in the intangible assets is non-patented technology. Useful life for non-patented technology refers to the period during which economic benefits can be generated. Intangible assets are being amortized using the straight-line method over their lease terms or estimated useful life.

Estimated useful lives of the Company’s intangible assets are as follows:

Useful Life

Non-patented technology	10 years

The Company carries intangible assets at cost less accumulated amortization. In accordance with the US GAAP, the Company examines the possibility of decreases in the value of intangible assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Construction in progress and prepayments for equipment

Construction in progress represents direct and indirect acquisition and construction costs for plants, and costs of acquisition and installation of related equipment. Amounts classified as construction in progress and prepayments for equipment are transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Depreciation is not provided for assets classified in this account.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded no impairment charge for the period ended September 30, 2019 and 2018.

Advances from Customers

Advances from customers consist of prepayments from customers for merchandise that had not yet been shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods and title to the assets is transferred to customers in accordance with the Company’s revenue recognition policy.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2019	2018
Year end RMB: US$ exchange rate	7.1360	6.8665
Annual average RMB: US$ exchange rate	6.8618	6.5137

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

Revenue Recognition

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of fertilizer products. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer. For vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered, and customer acceptance is made.

Cost of Sales

Cost of goods sold consists primarily of raw materials, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and direct overhead expenses necessary to manufacture finished goods as well as warehousing and distribution costs such as inbound freight charges, shipping and handling costs, purchasing and receiving costs.

Income Taxes

The Company accounts for income taxes under the provisions of Section 740-10-30 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns.

The Company is subject to the Enterprise Income Tax (“EIT”) law of the People’s Republic of China. The Company is subject to Small Low-profit Enterprises Tax in which the Company is subject to Half-reduced Enterprise Income Tax and enterprise income tax at the reduced rate of 20%, i.e. for the net profit below RMB 1,000,001 (USD 151,181), the taxable income is 50% of the net profit multiplied by the 20% enterprise income tax rate, which result in an effective income tax rate of 10% from the full net profit, if such net profit is below RMB 1,000,001 (USD 151,181).

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) comprised of net income (loss) and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. The Company’s comprehensive income (loss) consist of net income (loss) and unrealized gains from foreign currency translation adjustments.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and equivalents, accounts and other receivables, accounts and other payables, accrued liabilities and short-term debt, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures,” requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments,” defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity,” and ASC 815.

Government Contribution Plan

Pursuant to the applicable PRC laws and regulations, the Company is required to participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Statutory Reserve

Pursuant to the applicable PRC laws and regulations, the Company must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by the US GAAP. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. We do not believe the adoption of this ASU would have a material effect on our financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its financial statements.

The Company believes that there were no other accounting standards recently issued that had or are expected to have a material impact on our financial position or results of operations.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	September 30, 2019	December 31, 2018
Accounts receivable	$160,624	$4,235
Less: Allowance for doubtful accounts	-	-
Total accounts receivable, net	$160,624	$4,235

Movement of allowance for doubtful accounts is as follows:

	September 30, 2019	December 31, 2018
Beginning balance	$-	$-
Addition	-	-
Bad debt written-off	-	-
Ending balance	$-	$-

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES

Inventories consisted of the following:

	September 30, 2019	December 31, 2018

Raw materials	$196,112	$207,108
Packing Material	4,009	4,120
Finished goods	165,711	78,701
Total, net	$365,832	$289,929

NOTE 5 – PREPAYMENTS

The prepayment balance of $35,498 and $17,898 as of September 30, 2019 and December 31, 2018 mainly represents the advanced payment to the suppliers for business purpose.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at September 30, 2019 and December 31, 2018 consisted of:

	September 30,	December 31,
	2019	2018
Building	$191,535	$178,836
Operating equipment	63,814	59,000
Vehicle	10,600	11,000
Office equipment	12,351	11,250

	278,300	260,086
Less: Accumulated depreciation	(35,055)	(17,287)
	$243,245	$242,799

At September 30, 2019 and December 31, 2018, depreciation expense amounted to $19,743 and $13,983, respectively. Depreciation is not taken during the period of construction or equipment installation. Upon completion of the installation of manufacturing equipment or any construction in progress, construction in progress balances will be classified to their respective property and equipment category.

The construction in progress of $6,388 and $11,712 as of September 30, 2019 and December 31, 2018 represents the investment of a processing plant and a warehouse.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30,	December 31,
	2019	2018

Non-patented technology	$70,738	$72,712

Less: Accumulated amortization	(7,018)	(2,424)
	$63,720	$70,288

The total cost of $70,738 and $72,712 as of September 30, 2019 and December 31, 2018 represents an anti-counterfeiting trace code software.

At September 30, 2019 and December 31, 2018, amortization expenses of intangible assets amounted to $4,258 and $2,424 respectively.

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – LOAN PAYABLE

Short-term loan of $14,013 and $14,542 as of September 30, 2019 and December 31, 2018 represents balance due to Yichun Yuanzhou District Wangqiu Breeding Professional Cooperative Unit, with annualized interest rate of 12%. This loan was borrowed on November 27, 2018. The maturity date is on November 26, 2021.

As of September 30, 2019, the Company’s future loan obligations according to the terms of the loan agreement are $14,013

The Company recognized interest expenses of $7,999 and $198 at September 30, 2019 and 2018, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

As of September 30, 2019 and December 31, 2018, the outstanding balance due to related parties is $456,932 and $256,115, respectively.

As of September 30, 2019 and December 31, 2018, the outstanding balance of $453,335 and $256,115 due to Ms. Yuhua Zhang, a shareholder of the Company, respectively, is advances for working capital of the Company which are due on demand, non-interest bearing, and unsecured, unless further disclosed.

As of September 30, 2019 and December 31, 2018, the outstanding balance of $3,597 and $Nil due to Mr. Jianjun Zhong, the majority shareholder, President, Treasurer and Secretary of the Company, respectively, is advances for working capital of the Company which are due on demand, non-interest bearing, and unsecured, unless further disclosed.

NOTE 10 – CONCENTRATIONS

Customers Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues as of September 30, 2019 and December 31, 2018.

	For the period ended
Customers	September 30, 2019		December 31, 2018
	Amount $	%	Amount $	%
A	-	-	62,226	11.84
B	-	-	54,748	10.42
C	-	-	56,602	10.77
D	116,733	26.23	-	-
E	77,946	17.52	-	-

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – CONCENTRATIONS (CONTINUED)

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase as of September 30, 2019 and December 31, 2018.

	For the period ended
Suppliers	September 30, 2019		December 31, 2018
	Amount $	%	Amount $	%
A	-	-	87,254	20.83
B	-	-	93,962	22.43
C			44,410	10.60
D	4,073	10.92	-	-
E	23,828	63.90	-	-
F	3,952	10.60	-	-

Credit Risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Substantially all of the Company’s cash is maintained with state-owned banks within the PRC, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. At September 30, 2019 and December 31, 2018, the Company’s cash balances by geographic area were as follows:

	September 30,		December 31,
	2019		2018
United States	$4,975	83%	$-	0%
China	1,005	17%	68,211	100%
Total cash and cash equivalents	$5,980	100%	$68,211	100%

NOTE 11 – INCOME TAXES

The Company’s primary operations are located in the PRC. The Company is subject to Small Low-profit Enterprises Tax in which the Company is subject to Half-reduced Enterprise Income Tax and enterprise income tax at the reduced rate of 20%, i.e. for the net profit below RMB 1,000,001 (USD 151,181), the taxable income is 50% of the net profit, multiplied by the 20% enterprise income tax rate, which result in an effective income tax rate of 10% from the full net profit, if such net profit is below RMB 1,000,001 (USD 151,181).

KENONGWO GROUP US, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INCOME TAXES (CONTINUED)

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the period ended September 30, 2019 and 2018:

	2019	2018
Income (Loss) attributed to PRC operations	$47,548	$102,723
Income (Loss) before tax	47,548	102,723

PRC Statutory Tax at 20% Rate	5,286	950
Effect of tax exemption granted	-	-
Income tax	$5,286	$950

The provision for income taxes consists of the following:

	For the period Ended September 30,
	2019	2018
Current	$5,286	$950
Deferred	-	-
Total	$5,286	$950

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of September 30, 2019 and 2018.

NOTE 12 – DEBT CONVERSION

On September 5, 2019, the Company agreed to issue an aggregate of 2,887,893 shares of the common stock to 17 creditors to covert a debt of RMB716,161 (approximately $104,273) owed to such creditors by Jiangxi Kenongwo pursuant to certain debt-to-equity conversion agreements entered into by and among the Company, Jiangxi Kenongwo and such creditors.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. On January 1, 2019, the Company acquired all the issued and outstanding capital stock of Jiangxi Kenongwo pursuant to certain share acquisition agreements with the two former shareholders of Jiangxi Kenongwo. The cash offered to these two former shareholders of Jiangxi Kenongwo was RMB 550,000 (USD 79,984) in total. The cash offer of RMB 550,000 (USD 79,984) has been paid to these two former shareholders of Jiangxi Kenongwoon on December 10, 2019. The business combination was transacted amongst entities under common control; accordingly, no goodwill has been recognized.  The share transfer was completed on January 9, 2019 as evidenced by a business license issued by Administrative Bureau in Yichun City Jiangxi Province reflecting the sole foreign ownership. As a result, Jiangxi Kenongwo became the Company’s wholly-owned subsidiary.

On October 16, 2019, the Company agreed to issue an aggregated of 606,922 shares of the common stock to a total of 41 investors for an aggregate purchase price of $60,692.50 in a private placement.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Jiangxi Kenongwo Technology Co. Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a working capital deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regards to these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

Certified Public Accountants

San Mateo, California

January 30, 2020

We have served as the Company’s auditor since 2019.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

BALANCE SHEETS

	December 31,	December 31,
	2018	2017
	Audited	Audited
ASSETS
Current Assets:
Cash and cash equivalents	$68,211	$6,012
Accounts receivable, net	4,235	-
Other receivables, net	26,267	28,333
Inventories	289,929	110,213
Prepayments	17,898	7,070
Total Current Assets	406,540	151,628

Non-current Assets:
Property, plant and equipment, net	242,799	46,214
Intangible assets, net	70,288	-
Construction in progress	11,712	-
Total non-current Assets	324,799	46,214

Total Assets	$731,339	$197,842

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Short-term loans	$14,542	$-
Accounts payable and accrued payables	88,406	24,207
Advances from customers	21,814	-
Other payables	120,452	5,342
Due to related party	256,115	-
Taxes payable	914	-
Total Current Liabilities	502,243	29,549

Total Liabilities	502,243	29,549

Stockholders’ Equity:
Paid in capital	303,886	242,255
Accumulated deficit	(62,663)	(71,217)
Accumulated other comprehensive loss	(12,127)	(2,745)
Stockholders’ Equity
Total Stockholders’ Equity	229,096	168,293

Total Liabilities and Stockholders’ Equity	$731,339	$197,842

See accompanying notes to financial statements

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2018	2017

Revenues	$525,840	$-
Cost of revenues	217,525	-
Gross profit	308,315	-

Operating expenses:
General and administrative expenses	122,262	71,228
Selling expenses	175,373	-
Total operating expenses	297,635	71,228

Income (Loss) from operations	10,680	(71,228)

Other income (expense):
Interest expense	(224)	-
Other income (expense), net	(952)	11
Total other income (expense)	(1,176)	11

Income (Loss) before income taxes	9,504	(71,217)

Provision for income taxes	(950)	-

Net income (loss)	8,554	(71,217)

Other comprehensive loss:
Foreign currency translation adjustment	(9,382)	(2,745)

Comprehensive loss	$(828)	$(73,962)

See accompanying notes to financial statements

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

			Accumulated Other
	Paid in	Accumulated	Comprehensive
	Capital	Deficit	Loss	Total
Balance, January 1, 2017	$242,255	$-	$-	$242,255
Net loss	-	(71,217)		(71,217)
Foreign currency translation adjustment	-	-	(2,745)	(2,745)
Balance, December 31, 2017	242,255	(71,217)	(2,745)	168,293

Balance, January 1, 2018	242,255	(71,217)	(2,745)	168,293
Capital contribution	61,631			61,631
Net income	-	8,554)	-	8,554)
Foreign currency translation adjustment	-	-	(9,382)	(9,382)
Balance, December 31, 2018	$303,886,	$(62,663)	$(12,127)	$229,096

See accompanying notes to financial statements

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

STATEMENTS OF CASH FLOWS

	For the Year Ended
	December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$8,554	$(71,217)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	16,406	3,363
Changes in operating assets and liabilities:

Accounts receivable	(4,235)	-
Inventories	(185,261)	(110,213)
Prepayment and deposits	(11,208)	(7,070)
Other receivables	542	(28,333)
Accounts payable and accrued payables	65,502	24,207
Advances from customers	21,814	-
Other payables	115,398	5,342
Net cash provided by (used in) operating activities	27,512	(183,921)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(213,056)	(49,706)
Intangible assets	(72,712)	-
Investment in construction in progress	(11,712)	-
Net cash used in investing activities	(297,480)	(49,706)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	14,542	-
Proceeds from related party	256,115	-
Capital contribution from shareholders	61,631	242,255
Net cash provided by financing activities	332,288	242,255

EFFECT OF EXCHANGE RATE ON CASH	(121)	(2,616)

NET INCREASE IN CASH	62,199	6,012
CASH, BEGINNING OF YEAR	6,012	-
CASH, END OF YEAR	68,211	6,012

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Cash paid for interest expense, net of capitalized interest	$224	$-
Cash paid for income tax	$-	$-

See accompanying notes to financial statements

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

On May 15, 2017, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo” or the “Company”) was formed in the People’s Republic of China (the “PRC”). Jiangxi Kenongwo is engaged in researching, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the PRC.

Liquidity and Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles (the “US GAAP”) which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon the liquidation of current assets. For the years ended December 31, 2018 and 2017, the Company reported net income of $8,554 and net loss of $71,217, respectively. The Company had working capital deficit of approximately $95,703 and working capital $122,079 as of December 31, 2018 and December 31, 2017, respectively. The Company had net cash inflow of $180,395 and net cash outflow of $183,921 from its operating activities during the years ended December 31, 2018 and 2017, respectively. The Company generated income from operation of $10,680 and incurred interest expense of $224 for the year ended December 31, 2018. The overall situation of the Company still raises doubt as to whether the Company may continue as a going concern.

These factors raise substantial doubt on the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management’s plan for the Company’s continued existence is dependent upon management's ability to execute its business plan, develop the plan to generate profit; additionally, Management may need to continue to rely on certain related parties to provide funding for investment, working capital, and general corporate purposes. If management is unable to execute its plan, the Company may become insolvent.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with the US GAAP. The basis of accounting differs from that used in the statutory accounts of the Company, which are prepared in accordance with the accounting principles of the PRC (the “PRC GAAP”). The differences between the US GAAP and the PRC GAAP have been adjusted in these financial statements. The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying financial statements have been translated and presented in United States Dollars (“USD”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these financial statements in conformity with the US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ from these estimates. Significant estimates include the useful lives of property and equipment, land use rights, assumptions used in assessing collectability of receivables and impairment for long-term assets.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less and money market accounts to be cash equivalents. The Company maintains cash with various financial institutions.

Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Inventories

Inventories, consisting of raw materials, work in process, and finished goods related to the Company’s products are stated at the lower of cost or market utilizing the weighted average method.

Advances and Prepayments to Suppliers

The Company makes advance payment to suppliers and vendors for the procurement of raw materials. Upon physical receipt and inspection of the raw materials from suppliers the applicable amount is reclassified from advances and prepayments to suppliers to inventory.

Property, Plant and Equipment

Plant and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Included in property and equipment is construction-in-progress which consisted of factory improvements and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation of the assets. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Estimated useful lives of the Company’s assets are as follows:

Useful Life
Building	20 years
Operating equipment	3-10 years
Vehicle	3-5 years
Electronic equipment	3-5 years
Office equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized to expenses as incurred; significant renewals and betterments are capitalized.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Included in the intangible assets is non-patented technology. Useful life for non-patented technology refers to the period during which economic benefits can be generated. Intangible assets are being amortized using the straight-line method over their lease terms or estimated useful life.

Estimated useful lives of the Company’s intangible assets are as follows:

Useful Life

Non-patented technology	10 years

The Company carries intangible assets at cost less accumulated amortization. In accordance with the US GAAP, the Company examines the possibility of decreases in the value of intangible assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Construction in progress and prepayments for equipment

Construction in progress represents direct and indirect acquisition and construction costs for plants, and costs of acquisition and installation of related equipment. Amounts classified as construction in progress and prepayments for equipment are transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. Depreciation is not provided for assets classified in this account.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company recorded no impairment charge for the years ended December 31, 2018 and 2017.

Advances from Customers

Advances from customers consist of prepayments from customers for merchandise that had not yet been shipped. The Company will recognize the deposits as revenue as customers take delivery of the goods and title to the assets is transferred to customers in accordance with the Company’s revenue recognition policy.

Foreign currency translation

The accompanying financial statements are presented in United States dollars. The functional currencies of the Company are in Renminbi (RMB). The Company’s assets and liabilities are translated into United States dollars from RMB at year-end exchange rates, and its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2018	2017
Year end RMB: US$ exchange rate	6.8764	6.5064
Annual average RMB: US$ exchange rate	6.6146	6.7570

The RMB is not freely convertible into foreign currencies and all foreign exchange transactions must be conducted through authorized financial institutions.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue for sale of products is derived from contracts with customers, which primarily include the sale of fertilizer products. The Company’s sales arrangements do not contain variable consideration. The Company recognizes revenue at a point in time based on management’s evaluation of when performance obligations under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer. For vast majority of the Company’s product sales, the performance obligations and control of the products transfer to the customer when products are delivered, and customer acceptance is made.

Cost of Sales

Cost of goods sold consists primarily of raw materials, utility and supply costs consumed in the manufacturing process, manufacturing labor, depreciation expense and direct overhead expenses necessary to manufacture finished goods as well as warehousing and distribution costs such as inbound freight charges, shipping and handling costs, purchasing and receiving costs.

Income Taxes

The Company accounts for income taxes under the provisions of Section 740-10-30 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification, which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns.

The Company is subject to the Enterprise Income Tax (“EIT”) law of the People’s Republic of China. The Company is subject to Small Low-profit Enterprises Tax in which the Company is subject to Half-reduced Enterprise Income Tax and enterprise income tax at the reduced rate of 20%, i.e. for the net profit below RMB 1,000,001 (USD 151,181), the taxable income is 50% of the net profit, multiplied by the 20% enterprise income tax rate, which result in an effective income tax rate of 10% from the full net profit, if such net profit is below RMB 1,000,001 (USD 151,181).

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) comprised of net income (loss) and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. The Company’s comprehensive income (loss) consist of net income (loss) and unrealized gains from foreign currency translation adjustments.

Fair Value of Financial Instruments

The Company adopted the guidance of ASC Topic 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, inventories, advances to suppliers, prepaid expenses, short-term loans, accounts payable, accrued expenses, advances from customers, VAT and service taxes payable and income taxes payable approximate their fair market value based on the short-term maturity of these instruments.

ASC Topic 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Government Contribution Plan

Pursuant to the applicable PRC laws and regulations, the Company is required to participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

Statutory Reserve

Pursuant to the applicable PRC laws and regulations, the Company must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Recent accounting pronouncements

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update affect any entity that is required to apply the provisions of Topic 220, Income Statement – Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by the US GAAP. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption of the amendments in this update is permitted, including adoption in any interim period, (1) for public business entities for reporting periods for which financial statements have not yet been issued and (2) for all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. We do not believe the adoption of this ASU would have a material effect on our financial statements.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The amendments in this update modify the disclosure requirements on fair value measurements based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the potential impacts of ASU 2018-13 on its financial statements.

The Company believes that there were no other accounting standards recently issued that had or are expected to have a material impact on our financial position or results of operations.

NOTE 3 – ACCOUNTS RECEIVABLE

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

NOTE 4 – INVENTORIES

Inventories consisted of the following:

	December 31, 2018	December 31, 2017

Raw materials	$207,108	$110,112
Packing Material	4,120	101
Finished goods	78,701	-
Total, net	$289,929	$110,213

NOTE 5 – PREPAYMENTS

The prepayment balance of $17,898 and $7,070 as of December 31, 2018 and 2017 mainly represents the advanced payment to the suppliers for business purpose.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of December 31, 2018 and 2017 consisted of:

	December 31,	December 31,
	2018	2017
Building	$178,836	$2,006
Operating equipment	59,000	37,609
Vehicle	11,000	459
Office equipment	11,250	9,632
	260,086	49,706
Less: Accumulated depreciation	(17,287)	(3,492)
	$242,799	$46,214

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

For the years ended December 31, 2018 and 2017, depreciation expense amounted to $13,983 and $3,363, respectively. Depreciation is not taken during the period of construction or equipment installation. Upon completion of the installation of manufacturing equipment or any construction in progress, construction in progress balances will be classified to their respective property and equipment category.

The construction in progress of $11,712 represents the investment of a processing plant and a warehouse.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	December 31,	December 31,
	2018	2017

Non-patented technology	$72,712	$-

Less: Accumulated amortization	(2,424)	-
	$70,288	$-

The total cost of $72,712 represents an anti-counterfeiting trace code software.

For the years ended December 31, 2018, amortization of intangible assets amounted to $2,424.

NOTE 8 – LOAN PAYABLE

Short-term loan of $14,542 represents balance due to Yichun Yuanzhou District Wangqiu Breeding Professional Cooperative Unit, with annualized interest rate of 12%. This loan was borrowed on November 27, 2018. The maturity date is on November 26, 2021.

As of December 31, 2018, the Company’s future loan obligations according to the terms of the loan agreement are $14,542

The Company recognized interest expenses of $145 for the years ended December 31, 2018.

NOTE 9 – OTHER PAYABLES

Other payables of $120,452 represents security deposits received from the Company’s distributors.

NOTE 10 – RELATED PARTY TRANSACTIONS

As of December 31, 2018 and 2017, the outstanding balance due to related party is $256,115 and nil, respectively. The outstanding balance of $256,115 due to Ms. Yuhua Zhang, a shareholder of the Company, is advances for working capital of the Company which are due on demand, non-interest bearing, and unsecured, unless further disclosed.

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 11 – CONCENTRATIONS

Customers Concentrations

The following table sets forth information as to each customer that accounted for 10% or more of the Company’s revenues for the years ended December 31, 2018 and 2017.

	For the year ended December 31,
Customers	2018		2017
	Amount $	%	Amount $	%
A	62,226	11.84	-	-
B	54,748	10.42	-	-
C	56,602	10.77	-	-

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Company’s purchase for the years ended December 31, 2018 and 2017.

	For the year ended December 31,
Suppliers	2018		2017
	Amount $	%	Amount $	%

A	87,254	20.83	-	-
B	93,962	22.43	-	-
C	44,410	10.60	-	-

Credit Risks

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Substantially all of the Company’s cash is maintained with state-owned banks within the PRC, and none of these deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts. A significant portion of the Company’s sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. At December 31, 2018 and 2017, the Company’s cash balances by geographic area were as follows:

	December 31,		December 31,
	2018		2017
China	68,211	100%	6,012	100%
Total cash and cash equivalents	$68,211	100%	$6,012	100%

JIANGXI KENONGWO TECHNOLOGY CO., LTD.

NOTES OF FINANCIAL STATEMENTS

NOTE 12 – INCOME TAXES

The Company’s primary operations are located in the PRC. The Company is subject to Small Low-profit Enterprises Tax in which the Company is subject to Half-reduced Enterprise Income Tax and enterprise income tax at the reduced rate of 20%, i.e. for the net profit below RMB 1,000,001 (USD 151,181), the taxable income is 50% of the net profit, multiplied by the 20% enterprise income tax rate, which result in an effective income tax rate of 10% from the full net profit, if such net profit is below RMB 1,000,001 (USD 151,181).

The following tables provide the reconciliation of the differences between the statutory and effective tax expenses for the years ended December 31, 2018 and 2017:

	2018	2017
Income (Loss) attributed to PRC operations	$9,504	$(71,217)
Income (Loss) before tax	9,504	(71,217)

PRC Statutory Tax at 20% Rate	950	-
Effect of tax exemption granted	-	-
Income tax	$950	$-

The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2018	2017
Current	$950	$-
Deferred	-	-
Total	$950	$-

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of December 31, 2018 and 2017.

NOTE 13 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. On January 1, 2019, the Company acquired all the issued and outstanding capital stock of Jiangxi Kenongwo pursuant to certain share acquisition agreements with the two former shareholders of Jiangxi Kenongwo. The cash offered to these two former shareholders of Jiangxi Kenongwo was RMB 550,000 (USD 79,984) in total, which has been paid to these two former shareholders of Jiangxi Kenongwo on December 10, 2019. The business combination was transacted amongst entities under common control; accordingly, no goodwill has been recognized.  The share transfer was completed on January 9, 2019 as evidenced by a business license issued by Administrative Bureau in Yichun City Jiangxi Province reflecting the sole foreign ownership. As a result, Jiangxi Kenongwo became the Company’s wholly-owned subsidiary.

On September 5, 2019, the Company agreed to issue an aggregate of 2,887,893 shares of the common stock to 17 creditors to covert a debt of RMB716,161 (approximately $104,273) owed to such creditors by Jiangxi Kenongwo pursuant to certain debt-to-equity conversion agreements entered into by and among the Company, Jiangxi Kenongwo and such creditors.

On October 16, 2019, the Company agreed to issue an aggregate of 606,922 shares of the common stock to a total of 41 investors for an aggregate purchase price of $60,692.50 in a private placement.

KENONGWO GROUP US, INC.

PRO FORMA COMBINED FINANCIAL STATEMENTS

December 31, 2018

KENONGWO GROUP US, INC.

PRO FORMA COMBINED BALANCE SHEETS

As of December 31, 2018

	Kenongwo US	Jiangxi Kenongwo	Adjustments		Combined
Assets
Current assets
Cash and cash equivalents	$-	$68,211		$-	$68,211
Accounts receivable, net	-	4,235			4,235
Other receivables, net	-	26,267		-	26,267
Inventories	-	289,929		-	289,929
Prepayments	-	17,898		-	17,898
Total current assets	-	406,540		-	406,540

Non-current assets
Long term investments	79,984	-		(79,984)	-
Property, plant and equipment, net	-	242,799		-	242,799
Intangible assets, net	-	70,288		-	70,288
Construction in progress	-	11,712		-	11,712
Total Non-Current Assets	79,984	324,799		(79,984)	324,799
Total Assets	$79,984	$731,339		$(79,984)	$731,339

Liabilities and Stockholders’ Equity
Current liabilities
Short term loans	$-	$14,542		$-	$14,542
Accounts payable and accrued payables	-	88,406		-	88,406
Advances from customers	-	21,814		-	21,814
Other payables	-	272,420		-	272,420
Due to related party	79,984	104,147		-	184,131
Taxes payable	-	914			914
Total current liabilities	79,984	502,243		-	582,227

Total Liabilities	$79,984	$502,243	$		$582,227

Stockholders’ Equity
Common Stock, $0.0001 par value, 110,000,000 shares authorized; 14,030,000 shares issued as of December 31, 2018	$1,403	$-		$-	$1,403
Registered capital	-	303,886		(303,886)	-
Additional paid in capital		-		223,902	223,902
Subscription receivable	(1,403)				(1,403)
Accumulated deficit	-	(62,663)		-	(62,663)
Accumulated other comprehensive loss	-	(12,127)		-	(12,127)
Total Stockholders’ Equity	-	229,096		(79,984)	149,112

Total Liabilities & Stockholders’ Equity	$79,984	$731,339		$(79,984)	$731,339

See accompanying notes to the financial statements

 KENONGWO GROUP US, INC.

PRO FORMA COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2018

	Kenongwo US	Jiangxi Kenongwo	Adjustments	Combined

Revenues	$-	$525,840	$-	$525,840
Cost of revenues	-	217,525	-	217,525
Gross profit	-	308,315	-	308,315

Operating expenses:
Selling expenses	-	175,373	-	175,373
General and administrative expenses	-	122,262	-	122,262
Total operating expenses	-	297,635	-	297,635

Operating income	-	10,680	-	10,680

Other income (expenses):
Interest expense	-	(224)	-	(224)
Other income (expenses), net	-	(952)	-	(952)
Total other income and (expenses)	-	(1,176)	-	(1,176)

Earnings before tax	-	9,504	-	9,504

Income tax	-	(950)	-	(950)

Net income	$-	8,554	$-	$8,554

Other comprehensive income:
Foreign currency translation adjustment	-	(9,382)	-	(9,382)

Comprehensive loss	$-	(828)	-	(828)

See accompanying notes to the financial statements

KENONGWO GROUP US, INC.

NOTES OF FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Kenongwo Group US, Inc. (“Kenongwo US” or the “Company”) is a holding company incorporated in the State of Nevada on October 17, 2018.

On October 17, 2018, the Company issued 30,000 shares of the common stock at the par value per share for a total purchase price of $3 to Mr. Erh-ping Pi.

On October 20, 2018, the Company issued 14,000,000 shares of the common stock at the par value per share for a total purchase price of $1,400 to its director and executive officer Mr. Jianjun Zhong.

On May 15, 2017, Jiangxi Kenongwo Technology Co., Ltd. (“Jiangxi Kenongwo”) was formed in the PRC. It is engaged in researching, developing, manufacturing and selling bamboo charcoal biomass organic fertilizers, amino acid water-soluble fertilizers, selenium-rich foliage fertilizers and other types of fertilizers in the People’s Republic of China (the “PRC”).

On January 1, 2019, the Company acquired all the issued and outstanding capital stock of Jiangxi Kenongwo pursuant to certain share transfer agreements with the two former shareholders of Jiangxi Kenongwo. The share transfer was completed on January 9, 2019 as evidenced by a business license issued by Administrative Bureau in Yichun City Jiangxi Province reflecting the sole foreign ownership. As a result, Jiangxi Kenongwo became the Company’s wholly-owned subsidiary, subject to the receipt of the purchase consideration by the former shareholders of Jiangxi Kenongwo.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These pro forma combined financial statements, accompanying notes, and related disclosures have been prepared on an as-if basis assuming that the business combination transaction between the Company and Jiangxi Kenongwo has been in effect since the beginning of the period present in the results of operations by combining the historical financial statements of the entities and eliminating any intercompany balances. Goodwill would not be recognized in this transaction, and the carrying values of the Company and Jiangxi Kenongwo are their respective historical values. Actual results combined results may have differed from those presented herein.

These financial statements have been prepared using the accrual basis of accounting in accordance with the generally accepted accounting principles in the United States (the “US GAAP”). The Company’s fiscal year end is December 31 and the financial statements are presented in US dollars

KENONGWO GROUP US, INC.

NOTES OF FINANCIAL STATEMENTS

Basis of pro forma combined financial statements

These pro forma combined financial statements include the accounts of the Company and the entities listed below. All intercompany accounts and transactions have been eliminated.

	Place of	Attributable equity	Registered
Name of Company	incorporation	interest %	capital
Kenongwo Group US, Inc.	Nevada, USA	100	$-
Jiangxi Kenongwo Technology Co. Ltd.	PRC	100	303,886

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying financial statements.

Use of estimates

The preparation of financial statements in conformity with the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results may materially differ from these estimates.

Foreign currency translation and re-measurement

The Company translates its foreign operations to the U.S. dollar in accordance with ASC 830, “Foreign Currency Matters”.

The reporting currency for the Company and its subsidiaries is the US dollar. The Company’s functional currency is the U.S. dollar. Jiangxi Kenongwo Technology Co. Ltd.’s functional currency is the Chinese Renminbi (“RMB”).

The Company’s subsidiaries, whose functional currency is not the U.S. dollar, translate their records into the U.S. dollar as follows:

●	Assets and liabilities at the rate of exchange in effect at the balance sheet date

●	Equities at the historical rate

●	Revenue and expense items at the average rate of exchange prevailing during the period

Adjustments arising from such translations are included in accumulated other comprehensive income in shareholders’ equity.

12/31/2018
Year-end RMB: US$ exchange rate	6.8764
Annual average RMB: US$ exchange rate	6.6146

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US Dollars at the rates used in translation.

KENONGWO GROUP US, INC.

NOTES OF FINANCIAL STATEMENTS

NOTE 3 – PRO FORMA ADJUSTMENTS

Entry No.	Description	Dr.	Cr.
1	Registered capital	303,886
	Additional paid in capital		303,886
	Eliminated registered capital of the subsidiary

2	Additional paid in capital	79,984
	Long term investments		79,9854
	Eliminated long term investments of the Company

 NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with the US GAAP which contemplate continuation of the Company as a going-concern basis. The going-concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon its ability to market and sell its products to generate positive operating cash flows. For the year ended December 31, 2018, the combined company recognized net income of $8,554. As of December 31, 2018, the combined company had a working capital deficit of $175,687. As of December 31, 2018, the combined company had an accumulated deficit of approximately $ 62,663. These conditions raise a substantial doubt as to whether the Company may continue as a going concern.

If the Company is not able to generate positive operating cash flows, it may become insolvent.

2,617,893 Shares

Kenongwo Group US, Inc.

Common Stock

P R O S P E C T U S

    , 2020

Through and including         , 2020 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses, all of which will be borne by the Company, in connection with the sale and distribution of the securities being registered.

SEC registration fee		$33.98
Printing and engraving expenses	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*	Estimated expenses are presently not known and cannot be estimated.

Item 14. Indemnification of Directors and Officers.

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s articles of incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our articles of incorporation provide the personal liability of our directors is eliminated to the fullest extent permitted under the NRS.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS requires a corporation to indemnify a director or officer that has been successful on the merits or otherwise in defense of any action or suit. Section 78.7502 of the NRS precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. If so provided in the corporation’s articles of incorporation, bylaws, or other agreement, Section 78.751 of the NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company. Section 78.751 of the NRS further permits the company to grant its directors and officers additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Item 15. Recent Sales of Unregistered Securities.

On October 17, 2018, the Company issued 30,000 shares of the common stock at the par value per share for a total purchase price of $3 to a non-affiliate shareholder.

On October 20, 2018, the Company issued 14,000,000 shares of the common stock at the par value per share for a total purchase price of $1,400 to its director and executive officer Mr. Jianjun Zhong.

On September 5, 2019, the Company agreed to issue an aggregate of 2,887,893 shares of the common stock to 17 creditors to covert a debt of RMB716,161 (approximately $104,273) owed to such creditors by Jiangxi Kenongwo pursuant to certain debt-to-equity conversion agreements entered into by and among the Company, Jiangxi Kenongwo and such creditors.

On October 16, 2019, the Company agreed to issue an aggregated of 606,922 shares of the common stock to a total of 41 investors for an aggregate purchase price of RMB418,166 (approximately $60,692.50) in a private placement.

The issuances of our common stock referenced above are in reliance upon the exemption under Regulation S of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

3.1	Certificate of Incorporation of Kenongwo Group US, Inc.

3.2	By-Laws of Kenongwo Group US, Inc.

4.1+	Form of Common Stock Certificate

5.1+	Opinion of [ ], local counsel to Kenongwo Group US, Inc., as to the validity of the common stock

10.1	English translation of the Equity Transfer Agreement dated January 1, 2019 by and between Mr. Xiaoming Zhang, as the transferor and Kenongwo Group US, Inc., as the transferee

10.2	English translation of the Equity Transfer Agreement dated January 1, 2019 by and between Ms. Yuhua Zhang, as the transferor and Kenongwo Group US, Inc., as the transferee

10.3	Form of the English translation of Debt-to-Equity Conversion Agreement by and among the Company, Jiangxi Kenongwo Technology Co., Ltd. and the creditors

10.4	Form of the Private Placement Subscription Agreement by and between the Company and the investors

21.1	Subsidiaries of the Registrant

23.1	Consent of WWC, PC

23.2+	Consent of [ ] (included in Exhibit 5.1).

+	To be filed by amendment

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Yichun, Jiangxi Province, China, on January 31, 2020.

KENONGWO GROUP US, INC.

By:	/s/ Jianjun Zhong
Name:	Jianjun Zhong
Title:	President & Treasurer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jianjun Zhong as his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1 and any subsequent registration statement the Registrant may hereafter file with the Securities and Exchange Commission pursuant to Rule 462 under the Securities Act to register additional securities in connection with this registration statement, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held and on the dates indicated.

Signature	Title	Date

/s/ Jianjun Zhong	Chairman, President, Treasurer & Secretary	January 31, 2020
Jianjun Zhong	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Zhenggen Zhang	Director	January 31, 2020
Zhenggen Zhang